OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Minthealth, Inc.

13280 Evening Creek Drive South
Suite 225
San Diego, CA 92128

www.minthealth.io



12500 shares of Non-Voting Common Stock designated as "Mintheath Token Class (MHST)"

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 4,280,000* shares of Token Class Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 12,500 shares of Token Class Stock ($10,000)

Company	Minthealth, Inc., a Delaware Corporation
Corporate Address	13280 Evening Creek Drive South, Suite 225 San Diego, California 92128
Description of Business	MintHealth is developing a global, decentralized health platform that aligns healthcare stakeholders aroundthe shared goal of patient empowerment and improved clinical outcomes, at lower costs.
Type of Security Offered	Non-Voting Common Stock designated as "Mintheath Token Class (MHST)"
Purchase Price of Security Offered	$0.25 per share for the first 15 days $0.40 per share for the next 30 days $0.80 per share thereafter
Minimum Investment Amount (per investor)	$250.00

Terms of the Token

Mintheath Token Class MHST (Non- Voting Common Stock)

Description: The Mintheath Token Class MHST "MHST" will represent a single share of non-voting stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document. Please see the Offering Document for a complete set of terms.

- **Blockchain:** ERC 20 Compliant
- **Exchanges:** to be determined at a future date, pending the availability of a compliant ATS or exchange capable of supporting secondary trading in MHST.

Material Terms:

- **Voting Rights:** No
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** 10% of Vidamint net sales revenue
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Minthealth will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Minthealth Token Class at $0.25 / share, you will receive 110 Minthealth Token Class bonus shares, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Minthealth offers healthcare Information Technology Solutions and is developing a global, decentralized health platform that we believe will align healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes at lower costs.

We believe that blockchain technology will help solve many existing healthcare challenges by enabling a self-sovereign, secure, and freely flowing health record. MintHealth plans to combine the self-sovereign record system with a patient engagement platform and the Vidamint Reward to incentivize healthy behaviors. We believe that data liquidity and patient empowerment will move healthcare into an era where clinical experience, patient data, and machine learning are leveraged synergistically to create novel insights, therapies, and services for stimulating patient engagement, improving clinical outcomes, and controlling the rise of chronic disease related healthcare costs.

We are developing a blockchain-enabled health data platform that will align key stakeholders around informed patients with the intention of promoting improved population health through enhanced data liquidity and a self-sovereign health record combined with our unique reward incentive called Vidamint Rewards ("VIDA").

Sales, Supply Chain, & Customer Base

Currently, the Company has no sales of VIDA as it is currently under development. We are a technology services company and do not have a traditional supply chain. Our customer base for VIDA tokens is expected to be:

- **Providers** (doctors, nurses, and other clinical staff and health institutions such as hospitals, clinics, and health systems) who deliver care to patients and submit financial claims to Payers and receive fee reimbursement for billable services in a fee-for-service model.
- **Payers** are insurance entities that reimburse Providers for covered healthcare services.
- **Electronic Health Records** (EHRs) are secure clinical data repository and line management/clinical workflow systems that combine healthcare data from support systems such as laboratory, radiology, medical imaging, and pharmacy, and enable electronic access and communication among Providers for facilitating care delivery.

- **Pharmaceutical & Biotechnology Companies** develop drugs, products and services used in the diagnosis, cure, mitigation, treatment, and prevention of disease.

- **Medical Device Companies** develop instruments, machines, implants, in vitro reagents, and other products and services used in the diagnosis, mitigation, and treatment of disease.
- **Pharmacies** are responsible for management of medication inventories, and

compliant fulfillment of medications and remedies prescribed by Providers. These entities now also serve as satellite medical clinics for acute care needs.

- **Research & Academic Institutions** exist for the advancement of knowledge in science and medicine through discovery, experimentation, research and teaching.

As of March 2018, MintHealth's technology development has begun. The technology components are the Patient Health Record Distributed Application (Dapp), the Health Data Integration System, Blockchain for Health Data, and Utility Token Implementation.

Of these, the most challenging and differentiating is the Health Data Integration System. MintHealth has access to a fully operating Health Data Integration System and Team, via our deep relationship with MD Revolution. MintHealth is using that system to springboard the development of our Blockchain-Enabled Health Data Liquidity platform that underpins our Self Sovereign Patient Health Record within our Dapp.

Our Product Roadmap has us completing our Minimum Viable Product (MVP) by Q4 2018 with first consumer use also in Q4 2018, and first Healthcare Customer use in Q1 2019.

Competition

MintHealth has several competitors, most of which would be classified in a similar category as MintHealth and are generally focused on maintaining health records and integrating lifestyle elements. Some, like HealthHeart, are trying to act as an EHR.

Liabilities and Litigation

We have liabilities from operations and short terms loans.

We are currently not involved in any legal proceedings.

The team

Officers and directors

Dr. Samir Damani	CEO and Co-Founder
Patrick Daly	Chief Financial Officer
Tyson S. McDowell	Chief Technology Officer
Jeremy "Jerry" V. Gross	Chief Operations Officer
Dr. Vishal Verma	Director and Co-Founder
Dr. Jean Balgrosky	Chief Information Officer
Wyche T. Green, III	Non-Executive Director

Dr. Samir Damani

Dr. Samir Damani believes in a decentralized health platform that aligns healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs. Dr. Damani has extensive experience as both a clinician and technology entrepreneur. Prior to MintHealth, Damani was the founding CEO of MD Revolution (MDR) which has become the gold standard technology-enabled service platform for Medicare's chronic care management (CCM) program. Under his leadership, the company raised over $43 million and now serves thousands of patients and providers across the U.S. MDR's platform integrates patient generated data, electronic health records, and physician workflow for the purpose of optimizing population health management; and has demonstrated an over 5x ROI by reducing inpatient hospitalization claims in patients with multiple chronic conditions. Dr. Damani remains active as an MDR Board Member and provides executive oversight of MDR's corporate strategy and clinical functions. In addition, Dr. Damani is on clinical faculty at the Department of Family & Preventive Medicine for the UC San Diego Medical School, and is a board-certified practicing cardiologist at Scripps Clinic. In addition to his medical training, Dr. Damani has a Doctorate in Pharmacy from the University of Georgia and a Masters in Clinical Investigation from the Scripps Research Institute. _____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & CEO Employer name: MD Revolution, Inc. Dates employed: 2011 - Present (Part-time) Position title: Founder & CMO/CSO (Former CEO) Employer name: Scripps Clinic Dates employed: 2011 – Present (Part-time) Position title: Cardiologist Name of Control Person or Key Employee: Samir Damani

Patrick Daly
CFO: Daly is an entrepreneurial executive with a strong history of accomplishments around finance and tax operations. In addition to his over 5 years of start-up experience as a COO and CFO in software and advertising, he has over 18 years with Deloitte and Ernst & Young's accounting, tax and management consulting firms. Patrick has worked with start-up and global clients in the Technology, Healthcare, Manufacturing and Consumer Products. He has successfully lead projects in key operational areas involving finance, ERP implementations, IT infrastructure, strategic business planning, and e- commerce. _____
Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Financial Officer Employer name: PMD Consulting Services Dates employed: March 2016 -August 2017 Employer name: Ernst & Young, LLP Dates employed: June 2012 - February 2016 Position title: Executive Director Name of Control Person or Key Employee: Pat Daly

Tyson S. McDowell
Tyson S. McDowell was President of Avadyne Health which was recently sold to growth private equity, and is now a serial incubator of new entrepreneurs in consumer tech, enterprise tech, and aviation. Prior to Avadyne, he co-founded Benchmark Revenue Management in 2002, a software company focused on Hospital Revenue Cycle where he served as CEO and CTO, culminating in the merger of Avadyne and Benchmark in 2012. Tyson developed an early interest in software and business as a result of his passion for aviation. He began flying fixed wing aircraft at age 12 and

pursued web-based software development as a means to support flying. He has developed innovative solutions to complex problems including early development of Shopping Cart web applications, distributed parallel processing, and a novel software architecture that allowed web-based- software to behave more like advanced business applications, well before the advent of modern AJAX and HTML5 technologies. More recently, his focus has been on technologies enabling humans to achieve their goals through deep human-software partnership. While business became his focus, Aviation remains a core passion. Tyson is a certified private pilot with instrument, multi-engine, helicopter and various type ratings. Over 13 years he and a partner built and now fly a Velocity XL RG kit airplane, operated and maintained an ex-Soviet L-39C Albatross Jet, and is an avid aerobatic pilot. He has logged well over 2,000 flight hours. Tyson resides in San Diego, CA and is a member of the Young President's Organization (YPO) Coastal San Diego chapter, and is Vice Chairman of the San Diego Air and Space Museum. _____ Employer name: MintHealth, Inc. Position title: Chief Technology Officer (part-time) Dates employed: 2017-Present Employer name: Lead Wingman Venture Studio Position title: Managing Partner Dates employed: 2017-Present Employer name: Launchbox365 Position title: Partner Dates employed: 2016-Present Name of Control Person or Key Employee: Tyson McDowell

Jeremy "Jerry" V. Gross
Prior to joining MintHealth, Jerry held senior technology and product software development leadership roles at Amgen, McKesson, Bank of America, JP Morgan and Intuit. Throughout his career, he has developed and launched industry leading digital products in the Health Care, Financial Services and Technology industries. As Senior Strategy Advisor, Jerry advises MintHealth on all aspects of the business and operating models, product development & management as well as platform architecture and digital technologies. Jerry is a graduate of the David Syme School of Business at Monash University in Melbourne Australia and is a recipient of the Moxie Award for the Best Digital Innovation as well as the Network World User Excellence Award. _____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Strategy Officer Employer name: Amgen, Inc. Dates employed: 2014 - 2018 Position title: Head of Digital and Technology Innovation Name of Control Person or Key Employee: Jeremy Gross

Dr. Vishal Verma
Dr. Verma, a serial entrepreneur, and board certified radiologist is the CEO of NucleusHealth, an active leader in cloud medical data management and interpretation of complex medical images to speed diagnosis, and treatment planning. Under the leadership of Dr. Verma, NucleusHealth has grown nearly 5X since 2010 and now currently provides service to over 400 facilities for teleradiology and over 2400 facilities for cloud medical image management. Dr. Verma's focus has been empowering patients with greater access and control of their healthcare journey by leveraging novel technologies like blockchain. Dr. Verma's extensive background in radiology, combined with a passion for better workflows and solutions to improve patient care while lowering costs, all started with a medical degree from the University of Miami. Dr. Verma served as a Chief Resident at the University of Chicago and then

completed an MRI fellowship at the University of California, San Diego. He is currently licensed to practice in all 50 states. Dr. Verma has a strong track record of entrepreneurship and enjoys the challenge of bringing new ideas to market. _____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: NucleusHealth LLC Dates employed: 2013-Present Position title: CEO Employer name: Vishal Verma MD Inc Dates employed: 2004-Present Position title: CEO Name of Control Person or Key Employee: Vishal Verma, MD

Dr. Jean Balgrosky
Dr. Balgrosky, a CIO with 30 years experience, is CIO of MD Revolution and former CIO of large, complex healthcare organizations, including Scripps Health and Holy Cross Health System (now Trinity Health). She is founder of Bootstrap Incubation, LLC, a firm established to invest, mentor, and grow life science and health information technology start-ups, including women-owned businesses. With a PhD in Health Services from UCLA Fielding School of Public Health, Jean serves on that school's faculty, teaching Health Information Systems and Technology, and serves on the FSPH Dean's Advisory Board. She is author of Essentials of Health Information Systems and Technology, a graduate-level textbook for graduate health administration and management programs educating health administrators, clinicians, managers, and policy professionals about health information technology. She is currently authoring another textbook, Understanding Health Information Systems for Health Professions. _____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Information Officer (part-time) Employer name: UCLA Fielding School of Public Health Dates employed: 2007 - Present Position title: Instructor / Lecturer Employer name: Bootstrap Incubation, LLC Dates employed: 2011 - Present Position title: Co-Founder Employer name: MD Revolution, Inc. Dates employed: 2013 - Present Position title: Chief Information Officer Name of Control Person or Key Employee: Jean Balgrosky

Wyche T. Green, III
"Tee" is the Executive Chairman and former CEO of Greenway Health™, where he has served in leadership roles since its founding in 1998. Greenway Health's solutions are deployed at nearly 10,000 medical groups, clinics, and enterprises across the U.S., where they're used by more than 75,000 clinical professionals to improve patient care and to manage their financial and administrative processes more efficiently. A knowledgeable authority on healthcare reform, Mr. Green has been a contributing author on multiple scholarly articles in addition to authoring a chapter of the 2010 sequel to the award-winning book, Paper Kills. During his tenure at Greenway, Mr. Green has been involved in a total of six separate rounds of capital-raising activities, including to two separate private equity partners, raising a total of $87.5 million. In February 2012, Greenway completed an initial public offering, raising proceeds of $77 million. Mr. Green has recently led Greenway through a go private transaction with Vista Equity Partners with an all cash transaction of $644 million. A serial entrepreneur, Mr. Green has started several companies prior to Greenway Health across a wide array of business areas including transportation, hotel development,

venture investing, agriculture/farming, music, and entertainment, and, of course, active participation in several software companies.

_____ Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: Greenway Health Dates employed: 1998-Present Position title: Executive Chairman Name of Control Person or Key Employee: Whyche T. Green, III

Number of Employees: 20

Related party transactions

Interest of Management and Others in Certain Transactions Certain current executive officers and directors have entered into short-term financing arrangements with the Company. In addition, certain current executive officers and directors of MintHealth Inc. have varying degrees of affiliation with NucleusHealth, LLC, MD Revolution, Inc. and Reachify, LLC, companies that were founded by Samir Damani and Vishal Verma. These relationships, which may result in related party transactions, are disclosed herein. There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer. Short-Term Financing On September 20, 2017, MintHealth Inc. entered into a short-term promissory note for $150,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On October 30, 2017, MintHealth Inc. entered into a short-term promissory note for $60,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On November 9, 2017, MintHealth Inc. entered into a short-term promissory note for $60,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On December 27, 2017, MintHealth Inc. made a principal payment of $250,000 to the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On January 22, 2018, MintHealth Inc. sold 80 ETH to the Parekh Family Trust at a market rate of $1,0000 USD per ETH. On February 22, 2018, MintHealth Inc. entered into a short-term promissory note for $200,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On March 9, 2018, MintHealth Inc. entered into a short-term promissory note for $100,000 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. On March 27, 2018, MintHealth Inc. entered into a short-term promissory note for $31,640 at 6% annual interest from the Parekh Family Trust which Vishal Verma is the trustee and beneficiary. Technology Licensing Currently, MintHealth Inc. is in negotiations with NucleusHealth, LLC for a technology license and services agreement. Vishal Verma is currently an officer, director and member of NucleusHealth, LLC. Currently, MintHealth Inc. is in negotiations with MD Revolution, Inc. for a technology license and services agreement. Samir Damani is currently an officer, director and shareholder of MD Revolution, Inc. Currently, MintHealth Inc. is in negotiations with Reachify, LLC for a technology license and services agreement. Samir Damani and Vishal Verma are currently directors and shareholders of Reachify, LLC. The above transactions related to MintHealth Inc. and any future transactions by and among the parties mentioned above may qualify as related party transactions and will be disclosed accordingly.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **An investment in MHST has a degree of risk** We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the Offering of our MHST as further detailed in this Memorandum. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the MHST sale.
- **We have an evolving business model** Our business model may need to evolve. From time to time we may modify aspects of our business model relating to our product mix and service offerings. With regard to the Platform and the Vidamint Rewards, as blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.
- **We have no operating history** We are a recently formed company with no historical operating results, and we will not commence operations of the Platform until obtaining funding through this Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. The Platform is still under development and may undergo significant changes over time. Our proposed Platform is complex, novel and untested. Its creation requires the integration of multiple existing technologies, as well as the development of new software. Although the Company intends for the Platform to have the features and specifications set forth in this Memorandum, the Company may make changes to such features and specifications for any number of reasons, any of which may mean that the Platform will change course from what is described in this Memorandum. The development and maintenance of the Platform could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the Platform if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. There is a possibility that the Platform may never be launched and there may never be an operational Vidamint Reward. Even if we are able to develop the Platform as contemplated, we may not be able to develop

the Platform on a timely basis. Any of these factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed Platform.

- **We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.** We will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third-party providers, may fail, be shut down or, due to capacity constraints, operate slowly. If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market. We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to provide processing services. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

- **Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.** Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

- **We may have difficulty executing our growth strategy and maintaining our growth effectively.** Our growth requires additional investment in personnel, facilities, information technology infrastructure, and data management systems and controls, and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations. There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

- **Blockchain is a nascent and rapidly changing technology** The development of blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include: - continued worldwide growth in the adoption and use of blockchain networks and assets; - the maintenance and development of the open-source software protocol of blockchain networks; - changes in consumer demographics and public tastes and preferences; - the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; - the general economic environment and conditions relating to blockchain networks and assets. Regulation of blockchain networks, assets and related technologies remains in its early stages, and may change significantly and unpredictably over time. The development of regulations is an uncertain process, and regulations generally vary amongst jurisdictions.

- **Healthcare, Legal, and Regulatory Considerations** The U.S. healthcare industry is subject to extensive regulation that will impact the design and implementation of the MintHealth Platform. Some of these laws and regulations are described below. Many of these laws and regulations along with others carry the potential for substantial civil and criminal penalties. In addition, users may access the app from international locations, which may implicate international laws and regulations with different requirements than U.S. laws. All of these laws and regulations are subject to change, which may require MintHealth to redesign the Platform or otherwise limit Platform functionalities. There are no assurances that laws, regulations, and policies as they exist today or in the future will not negatively impact the MintHealth Platform and its viability. Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

- **Privacy and data security laws** Our business model contemplates that the users of our Platform will transmit medical data. End users of our Platform may transmit a significant amount of personal or identifying information through the Platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer the Platform. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state, local and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from users and other individuals; and these laws may create varied and potentially conflicting requirements. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices.

- **The application of distributed ledger technology is novel** Blockchain is an emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

- **Security token trading** At issuance, there will be no trading market available for the MHST, Designated Exchange and peer-to-peer transfers will not be permitted unless and until MHST holders are notified otherwise by the Company and informed of the requirements. As a result of recent regulatory developments, conventional crypto exchanges are currently unwilling to list securities tokens, such as MHST. The company is unaware of any current operational ATS or exchange capable of supporting secondary trading in MHST.

- **The transfer of the MHST is restricted.** The offer and sale of the MHST have not been registered under the 1934 Act or under applicable securities laws of any state or other jurisdiction, and the MHST will constitute restricted securities under such laws. The MHST may not be resold unless the resale is subsequently registered under the MHST Act and applicable securities laws of any state or other jurisdiction, an exemption from registration is available or the resale is in accordance with the provisions of Regulation S, and, in each case, the resale is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. Only the Company is entitled to register the MHST under the MHST Act, and the Company has no obligation to do so. The Company, in its sole discretion, may refuse to transfer the MHST in the absence of an opinion of legal counsel satisfactory to the Company's counsel that such proposed transfer is exempt from registration under the MHST Act and the applicable securities laws of any state or other jurisdiction or is in accordance with all of the requirements of Regulation S and, in each case, such proposed transfer is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. These restrictions on transfer may prevent investors from liquidating their investment in the future or at all.

- **We could have potential liability for certain previous issuances of Utility Tokens** In November 2017, as part of a pre-sale process, we began offering a utility token under a "Token Purchase Agreement." At that time, the Company believed that these tokens were a utility to be exchanged within the MintHealth ecosystem, and that it would not be defined as a security. In January 2018, the SEC announced that unless proven otherwise, utility tokens are security tokens. In response to this position, we now have MHST. In recognition of these events, the Company discontinued new transactions related to the Token Purchase

Agreement and implemented a process of rescinding and/or terminating all prior Token Purchase Agreement purchases. All purchasers had the right to a refund plus interest. As the SEC has yet to formalize and announce their final position on such matters, there is risk that additional actions may be required.

- **There is no assurance that investors in the MHST will receive a return on their investment.** Any return on an investment in the MHST is contingent upon many circumstances detailed herein. There is no assurance that investors will realize any return on their investments. For this reason, each purchaser should carefully read this Memorandum and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the MHST.

- **The interests of our Class A Common Stock shareholders may conflict with the interests of MHST holders.** Our directors are nominated and elected by a majority of our Class A Common Stock shareholders, and their interests in our business may differ from the interests of holders of the MHST. Dr. Vishal Verma and Dr. Samir Damani control 100% of the voting power of our Class A Common Stock and as such, have control over the over management and affairs and over all matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Vishal Verma, 33.4% ownership, Issued Class A common
- Samir Damani, 33.3% ownership, Issued Class A common
- Dr. Jean Balgrosky, 33.3% ownership, Issued Class A common

Classes of securities

- Class A Common: 10,000,000

  Voting Rights

  Holders of our Class A Common Stock are entitled to one vote per share on any matter submitted to our shareholders.

  Dividend Rights

  The holders of Class A Common Stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, except (i) with regard to any Vidamint Reward Dividend (as defined below); or (ii) if a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated adversely, with such holders of shares of the adversely affected class voting separately as a class.

  Our certificate of incorporation provides that the number of authorized shares of common stock or any class of stock, including our MHST, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock, voting together as a single class. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of MHST without a separate vote of the holders of MHST. This could allow us to increase and issue additional shares of MHST beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our MHST.

Rights to Receive Liquidation Distributions

On our liquidation, dissolution, or winding-up, the holders of Class A Common Stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, including any accrued or unpaid amount of the Vidamint Reward Dividend, if any, with respect to any outstanding Token Class, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the Token Class, voting separately as a class. As a result, the holders of a majority of each class of common stock, including the Token Class, could defeat a proposed distribution of any assets on our liquidation, dissolution, or winding-up if that distribution were not to be shared equally, identically, and ratably.

Rights and Preferences

Holders of Class A Common Stock are not entitled to preemptive or preferential or other rights to purchase or subscribe to any stock, obligations, warrants or other securities of ours. Holders of Class A Common Stock will not have any right to convert their shares into any other security or to exchange their shares for any other security.

- Token Class non-voting (MHST): 35,966,531

Voting Rights

The MHST is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of MHST to vote, with one vote per share, on a matter if we were to:

- change the par value of the common stock; or
- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our MHST.

In addition, Delaware law would permit holders of MHST to vote separately, as a single class, if an amendment of our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the MHST, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the MHST could defeat any amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of stock, including our MHST, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock, voting together as a single class. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of MHST without a separate vote of the holders of MHST. This could allow us to increase and issue additional shares of MHST beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our MHST.

Dividend Rights

The holders of MHST will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, except (i) with regard to any Vidamint Reward Dividend (as defined below); or (ii) if a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated adversely, with such holders of shares of the adversely affected class voting separately as a class.

<u>Participation Right in Vidamint Reward Dividend</u>. Subject to the conditions described herein, on the first business day of each calendar quarter after the first paid sale of Vidamint Reward, each holder of MHST shall be entitled to receive a pro rata portion (the "Vidamint Reward Dividend"), based on the number of MHST issued and outstanding on that date, of an aggregate amount which equals 10% of quarterly net revenue from the sale of Vidamint Rewards during the prior quarter ("Vidamint Reward Net Revenue"). Vidamint Reward Net Revenue shall be calculated as gross revenue from the sale of Vidamint Rewards, less returns, exchanges, discounts, and applicable allowances as determined by the Company and any gas costs and/or transaction fees related to such distribution, as determined by the Company in its sole discretion.

The Vidamint Reward Dividend is subject the following conditions:

(1) The distribution of funds derived from Vidamint Reward Net Revenue for any given quarter is subject to Section 170(a) of Delaware General Corporation Law, which requires dividends to be declared out of: (i) surplus (which is the excess of net assets over the corporation's capital) or (ii) net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In the event that the payment of a Vidamint Reward Dividend is in excess of the funds available to make a distribution under

Section 170(a) of Delaware General Corporation Law ("Available Funds"), the aggregate Vidamint Reward Dividend shall be reduced to an amount equal to the Available Funds.

(2) For the avoidance of doubt, each MHST holder's right to the pro rata distribution of a Vidamint Reward Dividend for any given quarter is subject to an individual minimum distribution requirement for the respective quarter equal to the gas costs and/or transaction fees required to be paid with respect to the transfer of funds to such holder. In any quarter during which the total Vidamint Reward Dividend payable to an individual MHST holder is less than the amount of gas costs and/or transaction fees relating to such transfer, no distribution will be made to that individual MHST holder.

(3) The Vidamint Reward Dividend shall initially be paid in Ethereum cryptocurrency ("Ether" or "ETH") at the conversion price reported by Coinbase GDAX at or approximately 9:00 A.M. Pacific Time. MintHealth reserves the right to change or modify the form of payment and currency for the Vidamint Reward Dividend at its sole discretion.

(4) The rights to the Vidamint Reward Dividend is subject to, and contingent upon, the MHST holder providing the customary KYC/AML forms and related documentation as described above and the Company's acceptance of such person as an MHST holder.

(5) The rights to receive Vidamint Reward Dividend will be determined based on actual holders of record at time of distribution.

Any funds that would have been paid to MHST holders, if not for these conditions, will not be distributed during the applicable calendar quarter. Funds that are withheld for this reason will be added to the Vidamint Reward Dividend, if any, paid, subject to these conditions, in the next consecutive year.

Rights to Receive Liquidation Distributions

On our liquidation, dissolution, or winding-up, the holders of MHST will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, including any accrued or unpaid amount of the Vidamint Reward Dividend, if any, with respect to any outstanding stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the MHST, voting separately as a class. As a result, the holders of a majority of each class of common stock, including the MHST, could defeat a proposed distribution of any assets on our liquidation, dissolution, or winding-up if that distribution were not to be shared equally, identically, and ratably.

Rights and Preferences

Holders of MHST are not entitled to preemptive or preferential or other rights to purchase or subscribe to any stock, obligations, warrants or other securities of ours. Holders of MHST will not have any right to convert their shares into any other security or to exchange their shares for any other security.

What it means to be a Minority Holder

As a minority holder of Token Class non-voting, you will not be able to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

MintHealth Inc. was incorporated on September 9, 2017, in the State of Delaware. Our headquarters are located in San Diego, California. We are building a global, decentralized health platform that is intended to align healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs.

Results of Operations (Unaudited)

We will incur significant additional costs for development of the MintHealth Platform, and intend to continue to fund our operations with funds received through this Offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development.

For the year ending December 31, 2017, we had no revenue from operations. Our operating expenses totaled $682,069 for the year ended and consisted of $129,169 for conferences, marketing and advertising; $195,000 for legal and professional; $342,843 for project consulting; and $11,596 for general and administrative. $164,093 of payments to key contractors and $100,000 of payments for legal and professional have been accrued but are being deferred until the completion of this Offering.

For the two months ended February 28, 2018, we had no revenue from operations. Our operating expenses totaled $319,231. Our operating expenses consisted of $31,327 for conferences, marketing and advertisin;, $76,830 for legal and professional; $141,832 for project consulting; and $69,242 for general and administrative.

In November 2017, as part of a pre-sale process, we began offering our utility token under a "Token Purchase Agreement". In January 2018, the MintHealth executive team identified rapid advancements in both underlying blockchain technology and the methods available for companies to raise capital using such blockchain technology. In recognition of these trends, in January 2018, we discontinued new transactions related to the Token Purchase Agreement and are in the process of rescinding and/or terminating all prior Token Purchase Agreement purchases. All purchasers will have a right to a refund plus interest.

Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these financial statements, management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that, of our significant accounting policies (more fully described in the accompanying notes to the financial statements), the following are particularly important to the portrayal of our results of operations and financial position and may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Revenue Recognition

We are unsure what revenues will be generated in the future, but we will recognize revenues when (i) persuasive evidence that an agreement exist,; (ii) the products or services have been delivered, (iii) the prices are fixed and determinable and not subject to refund or adjustment, and (iv) collection of the amounts due is reasonably assured.

Our MHST will be issued initially with a face value of $1.00 per Token, with all proceeds accounted for as equity. No revenue will be recognized in connection with the issuance of MHST.

Financial Milestones

The company is investing for continued growth of the brand, platform and ecosystem and is generating sizeable net losses as a result. Management currently forecasts continued losses of approximately $6.7m in 2018, $6.5m in 2019 and $4.5m in 2020 on revenue of $0.0m in 2018, $3.6m in 2019 and $12.9m in 2020. Our ability to meet these revenue targets through 2020 and beyond will rely heavily on our ability to raise the necessary capital under this and other offerings. Further, our success will rely on our ability to build out the Minthealth platform, integrate with our partners and gain adoption among the key stakeholders in the healthcare ecosystem.

Liquidity and Capital Resources

Since our inception, for working capital, we have relied on $570,000 of short term loans from one of our founders and on $659,176 in proceeds from the transactions through the Token Purchase Agreements. As of December 31, 2017, we had $280,161 in cash and cash equivalents; and as of February 28, 2018, we had $262,307 in cash and cash equivalents. We will incur significant additional costs for development of the MintHealth Platform, and intend to continue to fund our operations with funds received through this offering, and additional debt and equity financing as determined to be necessary.

In March 2018, the Company began an exempt offering under Rule 506(c) of the Securities Act 1933 for up to 36,000,000 shares of the MHST. The pricing for this offering is as follows:

Initial 6,000,000 shares sold	$0.25 per share
6,000,001 to 16,000,000 shares sold	$0.40 per share
16,000,001 to 26,000,000 shares sold	$0.80 per share
26,000,001 to 36,000,000 shares sold	$1.00 per share

The minimum for this offering 12,000,000 shares or $3.9m. If all shares are sold in this offering, total proceeds from this offering will be up to $24m.

If we reach our minimum investment in both offerings, we believe we will have the necessary capital to reach our minimum viable product (MVP), launch our pilot programs and cover general operating expenses through 2018. If we reach our maximum investment in both offerings, we estimate that we will have the necessary capital to get to operate in 2019 and profitability in 2021.

Indebtedness

Currently, the company has outstanding notes to Vishal Verma, one of its existing founders/shareholders, for $351,640. The notes bear simple interest of 6% annually with the balance due and payable on August 31, 2018.

Recent offerings of securities

None

Valuation

$36,773,224.80

Our valuation approach looked at similar start up projects at similar development stages leveraging blockchain in the healthcare industry. We looked at publicly available information related to future market size, development costs, forecast and related current valuation. Ultimately, the price of the shares merely reflects the opinion of the board as to what would be the fair market value.

USE OF PROCEEDS

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee consisting of a 6% commission based on the dollar amount received from US investors in the Offering for ACH and wirepayments, 10% commission based on the dollar amount received from credit card payments, 8% commission based on the dollar amount received from International investors for ACH and wire payments and 12% commission based on the dollar amount received from International credit card payments.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $13.2 million that we project we will need (beyond revenue generation) in 2018 and 2019 for IT development and integrations, general administrative, ecosystem development, IT infrastructure and legal/professional. None of the proceeds from this offering will be used to pay off debt of the company.

As discussed above in "Financial condition – Liquidity and capital resources," the Company is conducting a concurrent private placement of up to $24 million of the same Token Class A being offering through this Regulation Crowdfunding.

We will use the net proceeds from the sale of securities offered by us under this offering and other offerings to develop the Minthealth Platform and for other general corporate purposes, which may include working capital, capital expenditures, other corporate expenses (legal and accounting) and acquisitions of complementary products, or technologies to support the development of MintHealth Inc. The timing and amount of our actual expenditures will be based on many factors, including our ability to develop the Platform as anticipated. As a result, unless otherwise indicated in any supplemental materials, our management will have broad discretion to allocate the net proceeds of the Offering.

USE OF PROCEEDS:

- 46% - Engineering
- 14% - General & Administrative
- 24% - Ecosystem Development Team
- 6% - Legal and Professional Marketing
- 10% - Marketing

The identified uses of proceeds are subject to change at the sole discretion of the executive officersand directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.minthealth.io. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Minthealth, Inc.

[See attached]

MINTHEALH, INC.

Unaudited Financial Statements for the Period of Inception to December 31, 2017

March 28, 2018

MINTHEALTH INC

FINANCIAL STATEMENTS

TABLE OF CONTENTS



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
MintHealth, Inc.
San Diego, CA

We have reviewed the accompanying balance sheet of MintHealth, Inc. as of February 28, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 28, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


MINTHEALTH, INC.
BALANCE SHEET
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)


Assets:

Current assets:		
Cash	$	112,074
Prepaid expenses		31,200
Crypto-currency and token assets, at cost		136,887
Total current assets		280,161
Equipment (net of accumulated depreciation of $223 and $62, respectively)		2,191
Total assets	$	282,352

Liabilities and Shareholders' Deficit:

Current liabilities:		
Accounts payable and accrued expenses	$	219,083
Accrued legal fees		100,000
Refundable token purchase		625,337
Promissory notes due to shareholders		20,000
Total current liabilities		964,420
Total liabilities		964,420

Shareholders' deficit:

Common Stock, Minthealth, Inc., $0.001 par value: 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2017		1
Accumulated deficit		(682,069)
Total shareholders' deficit		(682,068)
Total liabilities and shareholders' deficit	$	282,352


The accompanying notes are an integral part of these financial statements.


MINTHEALTH, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating expenses:		
Conferences, advertising and marketing		129,169
Legal and professional		195,000
Consulting		342,843
General and administrative		11,596
Total operating expenses		678,608
Operating loss		(678,608)
Other income (expenses)		
Interest income		14
Interest expense		(3,475)
Total other income (expense)		(3,461)
Loss before income taxes		(682,069)
Provision for income taxes		-
Net loss	$	(682,069)

The accompanying notes are an integral part of these financial statements.


MINTHEALTH, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)


Cash flows from operating activities:		
Net loss	$	(682,069)
Adjustments to reconcile net loss to net cash used operating activities:		
Stock-based compensation		1
Depreciation expense		62
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		(31,200)
Accounts payable and accrued expenses		219,083
Accrued legal fees		100,000
Net cash used in operating activities		(394,123)
Cash flows from investing activities:		
Purchase of crypto currency and token assets		(85,000)
Purchase of property, plant and equipment		(2,253)
Net cash generated from investing activities		(87,253)
Cash flows from financing activities:		
Proceeds from refundable token purchase		573,450
Payments on promisory notes from shareholders		(250,000)
Proceeds on promissory notes from shareholders		270,000
Net cash generated from financing activities		593,450
Net increase in cash		112,074
Cash at inception		-
Cash at end of period	$	112,074
Supplemental disclosure for cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-cash transactions:		
Crypto-currency and token assets received for Refundable Token Purchase	$	51,887


The accompanying notes are an integral part of these financial statements.


MINTHEALTH, INC.
STATEMENT OF SHAREHOLDERS' DEFICIT
FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2017
(unaudited)

| | Common Stock, Class A | | Additional Paid-In | Accumulated | Total Shareholders' |
	Shares	Amount	Capital	Deficit	Deficit
Balance – Inception	-	$ -	$ -	$ -	$ -
Issuance of founders' shares	1,000	1	-	-	1
Net loss	-	-	-	(682,069)	(682,069)
Balance – December 31, 2017	1,000	$ 1	$ -	$ (682,069)	$ (682,068)

The accompanying notes are an integral part of these financial statements.

MINTHEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 — ORGANIZATION

Minthealth, Inc. (the "Company") was incorporated on September 6, 2017 in the state of Delaware. MintHealth is a blockchain-enabled health data platform that aligns key stakeholders around empowered patients and improved population health. Through enhanced data liquidity and a self-sovereign health record combined with a unique token incentive called Vidamints.

The Company plans to conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital.

NOTE 2 – GOING CONCERN CONSIDERATION

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a cumulative net loss since inception of $682,069, negative working capital of $684,259 and has required additional capital raises and credit card advances to support its operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's continuation as a going concern is dependent upon its ability to create positive cash flows from operations and its ability to continue receiving capital from shareholders and other related parties and obtain financing from third parties. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Crypto-Currency Token Assets

At times, the Company may hold cryptocurrency-denominated assets such as Bitcoin or Ether and the Company include them in other current assets in the balance sheet. Cryptocurrency-denominated assets are recorded at the lower of cost or market based on an average unit cost. On an interim basis, the Company recognized decreases in the value of these assets caused by market declines. Subsequent increases in the value of these assets through market price recoveries during the same fiscal year are recognized in the later interim period, but may not exceed the total previously recognized decreases in value during the same year. Gains or losses resulting from changes in the value of the cryptocurrency assets are recorded in other income, net in the statement of operations. During the period ended December 31, 2017 the Company did not recognize a gain or loss.

Capitalization of Software Development Costs

The Company evaluate software development costs associated with internal use software incurred during the application development stage. The Company expense costs associated with preliminary project phase activities, training, maintenance and any post-implementation period costs as incurred. Capitalization of qualifying application development cost begins when management authorized and commits to funding the project and it is probable that the project will be completed for the function intended. Capitalized internal use software costs are normally amortized over estimated useful lives ranging from 2 to 5 years once the related project has been completed and deployed for customer use. At time the software is considered to have be an indefinite lived asset in which case it is evaluated for impairment at least annually.

Revenue Recognition

Revenue is recognized when all applicable recognition criteria have been met, which generally include (a) persuasive evidence of an existing arrangement; (b) fixed or determinable price; (c) delivery has occurred or service has been rendered; and (d) collectability of the sales price is reasonably assured. For software and technology development contracts the Company recognizes revenues on a percentage of completion method based upon several factors including but not limited to (a) estimate of total hours and milestones to complete; (b) total hours completed; (c) delivery of services rendered; (d) change in estimates; and (e) collectability of the contract.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair value of the Company's stock, stock-based compensation, fair values relating to derivative liabilities, debt discounts and the valuation allowance related to deferred tax assets. Actual results may differ from these estimates.

Research and Technology Expenses

Research and technology expenses are expensed in the period costs are incurred. For the period ended December 31, 2017, research and technology expenses totaled $0.

Fiscal Year End

The Company has a fiscal year ending on December 31.

Cash and Cash Equivalents

The Company considers cash in savings accounts to be cash equivalents. The Company considers any short-term, highly liquid investments with maturities of three months or less as cash and cash equivalents.

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Property and Equipment

Property and equipment are carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repairs and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of the Company's property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are 3 to 7 years.

Intangible Assets and Long-Lived Assets

The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their useful lives. Impairment losses are recognized if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company reviews its long-lived assets, including property and equipment, identifiable intangibles, and goodwill annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Impairment of Long-Lived Assets

The Company's long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset.

Long-lived assets were evaluated for impairment and no impairment losses were incurred during the years ended December 31, 2017.

Stock Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Stock-based compensation expense is recorded by the Company in the same expense classifications in the consolidated statements of operations, as if such amounts were paid in cash.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

The Company has net operating loss carryforwards available to reduce future taxable income. Future tax benefits for these net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. To the extent that the Company will not realize a future tax benefit, a valuation allowance is established.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash equivalents, accounts and notes payable and certain other liabilities, approximate their fair value due to their relatively short maturities. The carrying amount of the Company's long-term debt approximates fair value since the stated rate of interest approximates a market rate of interest.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

Recent Accounting Pronouncements

There are various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2017 is summarized as follows:

	2017
Computer equipment	$ 2,253
Total	2,253
Less accumulated depreciation	(62)
Property and equipment, net	$ 2,191

When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings.

Depreciation expense was $62 for the period ended December 31, 2017.

NOTE 5 – REFUNDABLE TOKEN OFFERING

In November 2017, as part of a pre-sale process leading to the initial coin offering (ICO), the Company began offering a utility token under a "Token Purchase Agreement". The ICO was originally planned for early 2018. In January 2018, the MintHealth executive team identified rapid advancements in both underlying blockchain technology and the methods available for companies to raise capital using such blockchain technology. In recognition of these trends, in January 2018, the Company discontinued new transactions related to the Token Purchase Agreement and are in the process of rescinding and/or terminating all prior Token Purchase Agreement purchases. All purchasers will have a right to a refund plus interest, certain persons who purchased tokens under the Token Purchase Agreement will have the option to apply previous funds to the purchase of MHST under this offering.

NOTE 6 — RELATED PARTY TRANSACTIONS

During the period ending December 31, 2017, the President provided a total of $270,000 to fund operations in the form on Promissory Notes. The notes were dated September 24, 2017, October 30, 2017 and November 9, 2017 with proceeds of $150,000, $60,000 and $60,000 respectively. The notes all bear interest of 6% and are mature approximately six months after issuance. In December 2017 $250,000 was repaid on these notes leaving an outstanding balance of $20,000 as of year-end. As of December 31, 2017, $3,475 of interest was accrued related to these notes.

The office space is provided by Dr. Vishal Verma. He is the Company's President and Director and a 50% owner. The space is being provided at no cost and is on a month to month basis.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

The Company may become involved in various other routine disputes and allegations incidental to business operations. While it is not possible to determine the ultimate disposition of these matters, management believes that the resolution of any such matters, should they arise, is not likely to have a material adverse effect on financial position or results of operations.

NOTE 8 — STOCKHOLDERS' EQUITY (DEFICIT)

As of December 31, 2017, the Company had 1,000 shares of common stock issued and outstanding. The shares were issued to the founders and recorded at par value.

NOTE 9 — INCOME TAXES

The Company accounts for income taxes under ASC 740, "Income Taxes". Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

A valuation allowance is recorded when the ultimate realization of a deferred tax as the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Deferred tax assets:	2017
Net operating loss carry forwards	$ 143,000
Less valuation allowance	(143,000)
Net deferred tax asset	$ -

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carry forwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions, which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The approximate net operating loss carry forward was $682,000 as of December 31, 2017 and will start to expire in 2037. The Company's tax return for the year 2017 are open to IRS inspection.

On December 22, 2017, the Tax Act was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21%, effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. The Company use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Act, the Company revalued ending net deferred tax assets at December 31, 2017, which were fully offset by a valuation allowance.

NOTE 10 — SUBSEQUENT EVENTS

On February 22, 2017 and March 9, 2017, the Company entered Promissory Notes with the President with proceeds of $200,000 and $100,000 respectively. The notes all bear interest of 6% and are mature approximately six months after issuance.

On March 9, 2018, the Company amended its certificate of incorporation changing the authorized shares of the Company. There are now 100,000,0000 shares authorized with par value $0.001. 10,000,000 of those shares are designated to be a Class A Common Stock and the remaining 90,000,000 shares are designated to be Token Class Stock.

Between March 23, 2018 through the date of the financial statements were available for issuance, the Company sold 775,890 shares of Token Class Stock for $193,073.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Minthealth is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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Minthealth
Blockchain Enabled Healthcare Solution
🔵 Small OPO   🏠 San Diego, CA   🏷️ Health Tech   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Proof of Health™, on the Blockchain



MintHealth is a global, decentralized health platform that aligns healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs. **To achieve these goals, MintHealth is introducing two tokens on the Ethereum blockchain: Vidamints and the MintHealth Security Token.**

With 40-56M annual deaths*, globally, from chronic conditions, MintHealth set out to solve a simple problem: patient data is fragmented and spread across multiple data silos, making them unavailable to educate and empower patients to be more proactive about their own health. This means patients are relegated to passive rather than proactive rolls in their own health care, leading to rising healthcare costs, poor medical outcomes, and immense poverty in the developed world.

So we came up with the solution.

 minthealth™

It's a healthcare blockchain platform as a service that leverages token incentives and blockchain infrastructure to empower patients with a health identity – a global, holistic personal record of their medical and behavioral data. Our **VIDA tokens** will be purchasable by self-insured companies, regional and national health insurance companies and governments and will be used to incentivize patients and employees to perform healthy behaviors; giving them added bonuses to asserting agency in their own health journey. Our MintHealth Security Token holders will receive a dividend of sales and equity in MintHealth as we continue to grow and succeed.

Invest in MintHealth.
Our expertise in the medical fields coupled with deep blockchain expertise is transforming healthcare. We're leveraging the success and technologies of our Co-Founders' prior companies: Nucleus Health and MD Revolution that positions MintHealth as the industry pioneer with a compelling head start in the landscape. NucleusHealth provides secure and scalable patient medical record storage and access. MD Revolution provides a patient engagement platform, a digital care management solution for doctors & hospitals, and an analytics suite.

With our MintHealth Security Tokens, holders will receive a dividend of Vidamints sales, equity in MintHealth, and liquidity on the security token exchanges.

*CMS--National Health Expenditure Projections 2012-2022 / Lancet Global Burden of Disease 2015 / World Health Organization / CDC

Proof of Health, on the Blockchain

The Offering

Investment: Minthealth Token Class "MHST" (Non- Voting Common Stock)

$0.25 per MHST share for the **first 15 days;**
$0.40 per MHST share for the **next 30 days;**
$0.80 per MHST share **thereafter**

When you invest you are betting the company's future equity value will exceed $37.7M.

Description: The Minthealth Token Class MHST "MHST" will represent a single share of non-voting stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

All tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

We're Already Working with a Powerful and Proven Platform

A Global Decentralized Healthcare Platform as a Service for Transforming Patient Care

MintHealth has the ability to effect transformational change. We're placing Patients at the center of healthcare by working closely with our leading visionaries and technologists in Healthcare and Blockchain. Our Advisors, Health Care Professionals, Customers and Partners are unanimous in their belief that our Platform is compelling and transformational.

MintHealth is a powerful mix of Blockchain, Patient Engagement and Care Management expertise, Data Integration Platforms, Analytics, Machine Learning along with a proven team that have had commercial success launching first-of-a-kind digital products and services.

The Capabilities of the MintHealth Platform

- All the MintHealth Platform services are available through an API that 3rd Party app developers can leverage in their existing apps, and/or through intuitive and streamlined MintHealth mobile app experience.
- Promotes proactive behavior via a self sovereign health record, gamification, social support, and financial incentives



- Provides a patient centered community for building support and awareness around managing chronic conditions
- Awareness: interactive design to raise consciousness, evangelize and educate the patient
- Social Support: active ecosystem to underpin social network interactions that have been empirically shown to facilitate favorable behavior modification for chronic diseases
- Gamification: fun and engaging user experience to enhance favorable health behaviors and sustain long-term patient engagement
- Empowers patients to seamlessly share their medical records with
  doctors, hospitals, urgent care, friends, and family in a secure, permissible, HIPAA compliant environment
- Permission for data access granted by patients via smart contracts

- Empowers patients with control of and access to their global, unique, and persistent identity throughout the MintHealth ecosystem
- Allows patient data – clinical and behavioral – to move seamlessly between patients, providers, and health systems in real time
- Facilitates EHR interoperability to coordinate care and drive more effective patient outcomes while reducing overhead and burden on provider resources

Timeline of the MVP

As of March 2018, MintHealth's technology development has begun. The technology components are the Patient Health Record Distributed Application (Dapp), the Health Data Integration System, Blockchain for Health Data, and Utility Token Implementation.

Of these, the most challenging and differentiating is the Health Data Integration System. MintHealth has proprietary access to a fully operating Health Data Integration System and Team, via our deep relationship with MD Revolution. MintHealth is using that system to springboard the development of our Blockchain-Enabled Health Data Liquidity platform that underpins our Self Sovereign Patient Health Record within our Dapp.
Our Product Roadmap has us completing our Minimum Viable Product (MVP) by Q4 2018 with first consumer use also in Q4 2018, and first Healthcare Customer use in Q1 2019.

The MVP Journey

The MVP will allow users to earn tokens via movement (captured by FitBit, Apple Health a'd others), weight, and BMI captured by user input or certain connected scales, validated by clinical data captured at doctor visits. The MVP will securely aggregate all requisite data for the above use into our Self Sovereign Health Record (data access control and Management running on Blockchain optimized for this use case). Users will be able to redeem token for goods of value in a redemption marketplace or for cash in the case of certain healthcare-sponsored campaigns.
The MVP will enable the ability to implement campaigns that trigger token earning based upon actions and clinically validated results to the specification of the healthcare campaign buyer. Further the MVP will have the ability to analyze and report the connection between healthful actions and clinically validated results, permitting ongoing optimization of the tokens to drive additional healthcare ROI. The MVP will also allow the addition of new data streams, actions, and campaign models

After the MVP, the product will expand to include more available actions to take and outcomes to attain for users, and for select healthcare customers to select. This will expand the types of data stored together at the individual level, producing ever more accurate and advanced ways to affect healthful outcomes and reduce healthcare spend overall.
MintHealth will also extend its platform to other healthful goods, services, and technologies, allowing them to "tokenize" their solutions via an API, and a display "widget" or "plug-in." This integration utility will be built to ensure MintHealth is a true "platform-as-a-service."

With the ongoing expansion in scope of data points, as well as growth in user base, MintHealth will begin applying Machine Learning to rank the success of certain actions and programs against clinically-validated outcomes. This will further the optimization of the ecosystem's ability to define high value behavior and then drive it with incentive token allocation, social gamification, and peer support systems for users.
This post-MVP expansion will span 2019.

On a 2+ year horizon additional capabilities leveraging the unprecedented breadth and depth of human-centered data within MintHealth, and the power of Mint's foundational concept that each person owns their own data, immutably recorded by Blockchain, will bring virtual clinical study features and other advanced analytical capabilities.

Ultimately, this path will cause a truly person-centric health data model to emerge, inclusive of data collected from healthcare, consumer, and other sources. This comprehensive model coupled with our Platform-as-a-service APIs will allow MintHealth to transact more complete data about a patient between health providers, automatically. Such transactions will be inherently HIPAA compliant and compatible with the complex health IT systems that clinicians use. This will surface immense opportunity for a health provider to create vastly more value for a patient at time of service, e-service, or even fully autonomous service.

Coupled With Blockchain Technology, Our Platform Is Revolutionary

Our Tokens Are a Catalyst for Change



- Incentivize healthy behaviors, and patient-controlled sharing of data for research
- Establish the patient self-sovereign health identity and record
- Compensate provider success in improving their patient population's health
- Power ecosystem redemption including insurance premium reductions, prescription copays, gym memberships, health foods, among other health and wellness brands
- Secure clinical, behavioral, and medical imaging data in a personal
  health record protected by blockchain
- Provide a global HIPAA log for all patient data transactions, in an
  immutable open-sourced format

The Blockchain Enables The Flow Of Data



HIPAA Compliant Cloud Systems
Record Shares Metadata
ethereum
DICOM (HTTPS)
EMR (Medical Record Data HTTPS)
minthealth
nucleushealth
ACTIVE DIRECTORY
Nucleus / MDR Edge Server
Auto FWD
PACS
EMR
DICOM
HTTPS
Shared Image Data
Authenticated Key Management
Shared Image Data
MDR Platform / Patient Generated Data
Blockchain-Enabled DAPP

Meet Our Engagement Token: VIDA

MintHealth will retain Vidamints (VIDA) as a **pure utility token** used by risk bearing entities (insurance plans, self-insured corporations, health systems, etc.) looking to reduce the cost of caring for moderate and high-risk patients and employees, as well as to build brand loyalty for companies similar to reward points for airlines and hotels.

As the primary revenue stream of MintHealth, VIDA tokens will be used to engage patients with daily, highly personalized activities that can be redeemed across multiple ecosystem stakeholders while improving patient health and lowering insurance costs. Under this token structure, VIDA are solely a digital product sold for use in the MintHealth ecosystem and are not traded on an open exchange. **The VIDA token provides complete transparency on the quantity and price of tokens that are sold, as well as complete transparency and verifiability of the revenue that is payable to MHST token holders.**

By Combining Our Past Experiences With The Blockchain, We've Struck Gold

MD REVOLUTION
Redefining Healthcare



- Greater than 30,000 patients served
- Clinical tool with automation proven

nucleushealth™

- Medical imaging platform serving
- Over 2,400 facilities and 400 hospitals

- Enables self-sovereign health record and global unique identifier

- to lower costs related to chronic disease care
- Over $43M raised
- Physician founder, Samir Damani, MD

- IP that renders diagnostic quality medical
- Imaging to mobile devices
- Physician founder, Vishal Verma, MD

- Seamless and secure transfer of clinical and behavioral data between patient-authorized stakeholders
- Incentive model through digital tokens that reward positive and proactive behaviors

---

The Healthcare Market Is Vast

Healthcare is a $6.5 trillion global industry



In the US alone, healthcare is 18.4% of GDP

*CMS--National Health Expenditure Projections 2012-2022 / Lancet Global Burden of Disease 2015/ World Health Organization / CDC

Powering Ecosystem Redemption

Token Redemption

MintHealth is establishing partnerships with healthcare Providers, Payers, and other healthcare companies to participate in the MintHealth ecosystem. With these partners, the VIDA token can be used as a method of payment to partially offset healthcare and related expenses. Examples include:

- Insurance premiums
- Co-pays, deductibles, and out-of-pocket expenses
- Preventive services, primary care
- Goods and services purchased from partner companies (e.g., pharmacies, physical therapy Providers, spas, nutrition stores, etc.)

Tiered Reward Programs

Similar to an airline or banking card reward program, patients and Providers will receive **"status" benefits based on the total number of VIDA tokens earned in a given year.** Examples of such benefits include:

- Discounts on insurance premiums
- Discounts on co-pays, deductibles, and out-of-pocket expenses
- Discounts on good and services provided by partner companies (e.g., pharmacies, physical therapy Providers, spas, nutrition stores, etc.)
- Access to special benefits (e.g., events, app features, exercise classes, merchandise, etc.)

Invest In MintHealth

Our expertise in the medical fields coupled with blockchain technology means we're in a unique position to revolutionize a deeply flawed healthcare system. Let's reverse the trend of disenchanted patience, and expensive systems. Let's incentivize and empower people to be a conscious part of their own healthcare. We're placing the patients at the center of the health care with value-based care meeting cutting edge technology

Healthcare, reimagined.

In the Press

BUSINESS INSIDER   San Diego Business Journal   cryptovest   BITCOINIST   Becker's HOSPITAL REVIEW

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Meet Our Team







Dr. Samir Damani
CEO and Co-Founder
Dr. Samir Damani believes in a decentralized health platform that aligns healthcare stakeholders around the shared goal of patient empowerment and improved clinical outcomes, at lower costs. Dr. Damani has extensive experience as both a clinician and technology entrepreneur. Prior to MintHealth, Damani was the founding CEO of MD Revolution (MDR) which has become the gold standard technology-enabled service platform for Medicare's chronic care management (CCM) program. Under his leadership, the company raised over $43 million and now serves thousands of patients and providers across the U.S. MDR's platform integrates patient generated data, electronic health records, and physician workflow for the purpose of optimizing population health management; and has demonstrated an over 5x ROI by reducing inpatient hospitalization claims in patients with multiple chronic conditions. Dr. Damani remains active as an MDR Board Member and provides executive oversight of MDR's corporate strategy and clinical functions. In addition, Dr. Damani is on clinical faculty at the Department of Family & Preventive Medicine for the UC San Diego Medical School, and is a board-certified practicing cardiologist at Scripps Clinic. In addition to his medical training, Dr. Damani has a Doctorate in Pharmacy from the University of Georgia and a Masters in Clinical Investigation from the Scripps Research Institute.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & CEO Employer name: MD Revolution, Inc. Dates employed: 2011 -

Dr. Vishal Verma
Director and Co-Founder
Dr. Verma, a serial entrepreneur, and board certified radiologist is the CEO of NucleusHealth, an active leader in cloud medical data management and interpretation of complex medical images to speed diagnosis, and treatment planning. Under the leadership of Dr. Verma, NucleusHealth has grown nearly 5X since 2010 and now currently provides service to over 400 facilities for teleradiology and over 2400 facilities for cloud medical image management. Dr. Verma's focus has been empowering patients with greater access and control of their healthcare journey by leveraging novel technologies like blockchain. Dr. Verma's extensive background in radiology, combined with a passion for better workflows and solutions to improve patient care while lowering costs, all started with a medical degree from the University of Miami. Dr. Verma served as a Chief Resident at the University of Chicago and then completed an MRI fellowship at the University of California, San Diego. He is currently licensed to practice in all 50 states. Dr. Verma has a strong track record of entrepreneurship and enjoys the challenge of bringing new ideas to market.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: NucleusHealth LLC Dates employed: 2013-Present Position title: CEO   Employer name: Vishal Verma MD Inc Dates employed: 2004-Present Position title: CEO Name of Control Person or Key Employee: Vishal Verma, MD

Wyche T. Green, III
Non-Executive Director
"Tee" is the Executive Chairman and former CEO of Greenway Health™, where he has served in leadership roles since its founding in 1998. Greenway Health's solutions are deployed at nearly 10,000 medical groups, clinics, and enterprises across the U.S., where they're used by more than 75,000 clinical professionals to improve patient care and to manage their financial and administrative processes more efficiently. A knowledgeable authority on healthcare reform, Mr. Green has been a contributing author on multiple scholarly articles in addition to authoring a chapter of the 2010 sequel to the award-winning book, Paper Kills. During his tenure at Greenway, Mr. Green has been involved in a total of six separate rounds of capital-raising activities, including to two separate private equity partners, raising a total of $87.5 million. In February 2012, Greenway completed an initial public offering, raising proceeds of $77 million. Mr. Green has recently led Greenway through a go private transaction with Vista Equity Partners with an all cash transaction of $644 million. A serial entrepreneur, Mr. Green has started several companies prior to Greenway Health across a wide array of business areas including transportation, hotel development, venture investing, agriculture/farming, music, and entertainment, and, of course, active participation in several software companies.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: co-Founder & Director (part-time) Employer name: Greenway Health Dates employed: 1998-Present Position title: Executive Chairman   Name of Control Person or Key



Present (Part-time) Position title: Founder & CMO/CSO (Former CEO) Employer name: Scripps Clinic Dates employed: 2011 – Present (Part-time) Position title: Cardiologist Name of Control Person or Key Employee: Samir Damani

Employee: Whyche T. Green, III





Patrick Daly
Chief Financial Officer
CFO: Daly is an entrepreneurial executive with a strong history of accomplishments around finance and tax operations. In addition to his over 5 years of start-up experience as a COO and CFO in software and advertising, he has over 18 years with Deloitte and Ernst & Young's accounting, tax and management consulting firms. Patrick has worked with start-up and global clients in the Technology, Healthcare, Manufacturing and Consumer Products. He has successfully lead projects in key operational areas involving finance, ERP implementations, IT infrastructure, strategic business planning, and e-commerce.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Financial Officer Employer name: PMD Consulting Services Dates employed: March 2016 - August 2017 Employer name: Ernst & Young, LLP Dates employed: June 2012 - February 2016 Position title: Executive Director   Name of Control Person or Key Employee: Pat Daly





Tyson S. McDowell
Chief Technology Officer
Tyson S. McDowell was President of Avadyne Health which was recently sold to growth private equity, and is now a serial incubator of new entrepreneurs in consumer tech, enterprise tech, and aviation. Prior to Avadyne, he co-founded Benchmark Revenue Management in 2002, a software company focused on Hospital Revenue Cycle where he served as CEO and CTO, culminating in the merger of Avadyne and Benchmark in 2012. Tyson developed an early interest in software and business as a result of his passion for aviation. He began flying fixed wing aircraft at age 12 and pursued web-based software development as a means to support flying. He has developed innovative solutions to complex problems including early development of Shopping Cart web applications, distributed parallel processing, and a novel software architecture that allowed web-based- software to behave more like advanced business applications, well before the advent of modern AJAX and HTML5 technologies. More recently, his focus has been on technologies enabling humans to achieve their goals through deep human-software partnership. While business became his focus, Aviation remains a core passion. Tyson is a certified private pilot with instrument, multi-engine, helicopter and various type ratings. Over 13 years he and a partner built and now fly a Velocity XL RG kit airplane, operated and maintained an ex-Soviet L-39C Albatross Jet, and is an avid aerobatic pilot. He has logged well over 2,000 flight hours. Tyson resides in San Diego, CA and is a member of the Young President's Organization (YPO) Coastal San Diego chapter, and is Vice Chairman of the San Diego Air and Space Museum.

Employer name: MintHealth, Inc. Position title: Chief Technology Officer (part-time) Dates employed: 2017-Present Employer name: Lead Wingman Venture Studio Position title: Managing Partner Dates employed: 2017-Present Employer name: Launchbox365 Position title: Partner Dates employed: 2016-Present Name of Control Person or Key Employee: Tyson McDowell





Dr. Jean Balgrosky
Chief Information Officer
Dr. Balgrosky, a CIO with 30 years experience, is CIO of MD Revolution and former CIO of large, complex healthcare organizations, including Scripps Health and Holy Cross Health System (now Trinity Health). She is founder of Bootstrap Incubation, LLC, a firm established to invest, mentor, and grow life science and health information technology start-ups, including women-owned businesses. With a PhD in Health Services from UCLA Fielding School of Public Health, Jean serves on that school's faculty, teaching Health Information Systems and Technology, and serves on the FSPH Dean's Advisory Board. She is author of Essentials of Health Information Systems and Technology, a graduate-level textbook for graduate health administration and management programs educating health administrators, clinicians, managers, and policy professionals about health information technology. She is currently authoring another textbook, Understanding Health Information Systems for Health Professions.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Information Officer (part-time) Employer name: UCLA Fielding School of Public Health Dates employed: 2007 - Present Position title: Instructor / Lecturer Employer name: Bootstrap Incubation, LLC Dates employed: 2011 - Present Position title: Co-Founder Employer name: MD Revolution, Inc. Dates employed: 2013 - Present Position title: Chief Information Officer   Name of Control Person or Key Employee: Jean Balgrosky





Jeremy "Jerry" V. Gross
Chief Operations Officer
Prior to joining MintHealth, Jerry held senior technology and product software development leadership roles at Amgen, McKesson, Bank of America, JP Morgan and Intuit. Throughout his career, he has developed and launched industry leading digital products in the Health Care, Financial Services and Technology industries. As Senior Strategy Advisor, Jerry advises MintHealth on all aspects of the business and operating models, product development & management as well as platform architecture and digital technologies. Jerry is a graduate of the David Syme School of Business at Monash University in Melbourne Australia and is a recipient of the Moxie Award for the Best Digital Innovation as well as the Network World User Excellence Award.

Employer name: MintHealth, Inc. Dates employed: 2017 - Present Position title: Chief Strategy Officer Employer name: Amgen, Inc. Dates employed: 2014 - 2018 Position title: Head of Digital and Technology Innovation Name of Control Person or Key Employee: Jeremy Gross





Courtney Hooton
Director of Communications and Corporate Alliances
Courtney brings an extensive background in media and corporate finance to her role. Prior to MintHealth, Courtney was an investment banker working in leverage debt capital markets at Deutsche Bank. She also worked in business development for Viacom in their marketing division, Scratch. She and her sisters co-founded and operated GolferGirl Magazine which had a national circulation of over 10,000 with subscribers in 50 states as well as Canada and Mexico. Courtney enjoys sports and was a nationally ranked Junior and D-1 collegiate golfer winning four consecutive conference championships.

Employer name: MintHealth, Inc. Position title: Director of Communications Dates employed: 2017-Present Employer name: Deutsche Bank Position title: Investment Analyst Dates employed: 2016-2017 Name of Control Person or Key Employee: Courtney Hooton



Offering Summary

Maximum 4,280,000* shares of Token Class Stock ($1,070,000)

Maximum 4,280,000 * shares of Token Class Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 12,500 shares of Token Class Stock ($10,000)

Company	Minthealth, Inc., a Delaware Corporation
Corporate Address	13280 Evening Creek Drive South, Suite 225 San Diego, California 92128
Description of Business	MintHealth is developing a global, decentralized health platform that aligns healthcare stakeholders aroundthe shared goal of patient empowerment and improved clinical outcomes, at lower costs.
Type of Security Offered	Non-Voting Common Stock designated as "Mintheath Token Class (MHST)"
Purchase Price of Security Offered	$0.25 per share for the first 15 days $0.40 per share for the next 30 days $0.80 per share thereafter
Minimum Investment Amount (per investor)	$250.00

Terms of the Token

Mintheath Token Class MHST (Non- Voting Common Stock)

Description: The Mintheath Token Class MHST "MHST" will represent a single share of non-voting stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document. Please see the Offering Document for a complete set of terms.

- **Blockchain:** ERC 20 Compliant
- **Exchanges:** to be determined at a future date, pending the availability of a compliant ATS or exchange capable of supporting secondary trading in MHST.

Material Terms:

- **Voting Rights:** No
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** 10% of Vidamint net sales revenue
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Minthealth will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Minthealth Token Class at $0.25 / share, you will receive 110 Minthealth Token Class bonus shares, meaning you'll own 110 shares for $25.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

20 hours ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Minthealth has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Minthealth be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Only 12 Days Left of our StartEngine Campaign!

4 days ago

Only 12 Days Left of our Reg CF Offering!



We're starting the countdown clock. Only 12 days left in our Reg CF campaign. If you haven't already invested, join the 100+ individuals who have. Read our Medium post **about why we're holding a Reg CF.**

MintHealth Partners with Polymath
to bring MintHealth Security Token (MHST) to market



Issued in conjunction with Polymath, the MHST token is the first security token issued in healthcare representing equity ownership for token owners, and will be configured, launched and managed on the Polymath platform. MintHealth will use Polymath's Security Token Standard Protocol, ST-20, which simplifies the process of creating and investing in MHST while embedding legal and regulatory compliances into the token themselves.

Listing on OpenFinance Network (OFN)

MHST will be listed on OpenFinance Network (OFN), a trading platform for tokenized securities. OFN works with institutional and retail investors, on a global basis, deploying blockchain technology to facilitate more efficient trading of securities.

Read more: Press release **// Polymath Medium:** MintHealth Overview

MintHealth Featured on Security Token Insight Security Token Insight recently spotlighted MintHealth and chatted with Jerry Gross, Chief Operations Officer, of MintHealth. Learn how we're putting your health on the blockchain. Watch a presentation by Co-Founder and CEO, Samir Damani (7:30 mark) followed by the interview with Jerry (18:51 mark).



New Advisory Board Members

Igor Denisov (Polymath)

Igor Denisov is VP of Strategy at Polymath. Igor leads strategic partnerships and integration for core platform competencies and broader services to security token issuers and investors. Prior to Polymath, Igor had a five-year career in Investment Banking at GMP Securities and BMO Capital markets.

Spencer Mott (McKesson)

Spencer Mott is Senior Vice President and Global Chief Information Security Officer of McKesson Corporation. Spencer brings more than 30 years experience in technology and security, encompassing domestic, international, public and private sectors. His industry experience includes healthcare, technology, and government.

Jeff Ramson (PCG Advisory)

Jeff Ramson is the Chief Executive Officer of PCG Advisory Group which he founded in 2008. He has a proven track record of more than 25 years' experience on Wall Street, raising capital and providing strategic guidance for emerging public and private companies in various stages of development. He has been a student of, and an early participant in, the emerging blockchain and cryptocurrency sector for several years. Most recently, he established Proactive Capital Partners, LLC, a private investment firm focused on capital appreciation through investment in next generation technology opportunities. Jeff is a director of EV Blockchain Corp. and an advisor to CG Blockchain.

Join The Conversation on the MintHealth Telegram Channel

---

16 days left of the offering!

8 days ago

Hi Everyone! Visit our page, only 16 days left of our offering!

MintHealth and Polymath Partner to Issue the First Healthcare Security Token

22 days ago

Read the press release here: https://www.minthealth.io/minthealth-and-polymath-partner-to-issue-the-first-healthcare-security-token

By MintHealth June 19, 2018

SAN DIEGO and TORONTO – June 19, 2018 – Polymath, a highly automated and scalable platform that makes it easy to raise capital and issue security tokens, and MintHealth™, a healthcare blockchain company combating the worldwide epidemic of chronic disease through patient empowerment, improved clinical outcomes, and lower healthcare costs, have partnered to create the MintHealth Security Token (MHST).

Security tokens are digitized securities that represent ownership in an asset (similar to stocks and bonds), and can be exchanged and traded securely and instantaneously using blockchain technology. Industry analysts and leaders, such as Polymath CEO Trevor Koverko, predict that there will be more than $1 trillion of security tokens within the next five years, driven primarily by a massive influx of institutional capital.

The MHST token will be the first security token issued in healthcare representing equity ownership for token holders, and will be configured, launched and managed on the Polymath platform. MintHealth will use Polymath's Security Token Standard Protocol, ST-20, which simplifies the process of creating and investing in MHST while embedding legal and regulatory compliance into the token themselves. For secondary market trading, MHST will be listed on OpenFinance Network (OFN), a trading platform for tokenized securities. OFN works with institutional and retail investors, on a global basis, deploying blockchain technology to facilitate more efficient trading of securities.

"Deep partnering with existing healthcare stakeholders forms the core of our strategy around driving adoption of blockchain technology in an otherwise entrenched industry. We believe collaborative partnerships are needed to demonstrate how startups can access capital in a scalable and regulatory-compliant manner while also aligning the right investors with the right company," said Samir Damani, M.D., co-founder and CEO of MintHealth. "We are excited to work with Polymath in their trailblazing efforts to create the gold standard platform for issuing securities in a fashion that protects both the investor and the company looking to bring meaningful improvements to industries across the globe. This partnership will facilitate access to millions in capital from new investors for us."

Polymath launched the first securities token platform that enables the creation, issuance and trading of financial instruments on the blockchain. Polymath's mission is to help issue security tokens in a safe and regulated manner while reducing the problems caused in capital markets (e.g., exorbitant fees, long settlement delays, limited market hours). Polymath and its ST-20 protocol enables companies like MintHealth to create and issue tokenized securities with the complex technical and legal functions of a token sale, Know-Your-Customer, Anti-Money Laundering (KYC/AML), investor accreditation checks, and development built-in.

The Polymath platform will enable MintHealth to rapidly launch MHST by encompassing all the "back office", administrative and governance functions that otherwise would need to be established internally. MHST will become a programmable equity whereby MintHealth will have greater control and customization over their securities. Additionally, MHST will be traded 24/7 without the need for intermediaries or centralized controlling functions.

"MintHealth is an innovative project led by a team of healthcare industry veterans," said Igor Denisov, head of strategic partnerships at Polymath. "Healthcare is widely viewed as one of the largest blockchain opportunities, and as the first healthcare security token, MintHealth will legitimize not only security tokens but Healthcare token offerings. We are pleased to work with MintHealth and their offering advisor, Genesis Block, on deploying Polymath's security token protocol for MHST through the Polymath platform."

"At Genesis Block, we work with a number of promising companies looking to realize the benefits of tokenizing their capital structure," said M. Raleigh Harbour, co-founder of Genesis Block. "MintHealth is bringing a unique blend of innovation – in both their core blockchain solution and their forward-leaning approach to raising funds – to the healthcare space. Polymath is the perfect platform for MintHealth to capitalize on the growing market for security tokens."

MintHealth is currently offering a crowdfunding equity campaign via StartEngine. Interested parties can participate in their Reg CF offering here.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Click here to view the full MintHealth disclaimer, which holds true for this release.

About MintHealth

MintHealth™ leverages blockchain technologies to empower patients with a self-sovereign health identity – a global holistic record of their medical data, while empowering patients to own and control their health data so that clinical and behavioral information can move seamlessly between patients, providers and health systems in real-time. The MintHealth Platform as a Service (PaaS) creates the first Proof-of-Health™ protocol that clinically validates the health of patients with EHR interoperability that coordinates care and drives more effective patient outcomes while reducing overhead and burden on provider resources. To learn more about MintHealth, visit: http://minthealth.io; on Medium at https://medium.com/@Mint_Health or Telegram at https://t.me/minthealth.

About Polymath

Polymath is a decentralized platform that makes it easy to raise capital and issue security tokens. The Polymath ST-20 standard embeds regulatory requirements into the tokens themselves, restricting trading to authorized

participants only. The platform simplifies the complex technical challenges of creating a security token and aims to bring the multi-trillion dollar financial securities market to the blockchain.

About Genesis Block

Genesis Block provides strategic business and regulatory advisory, financial services, and technology solutions to companies seeking to leverage blockchain technology in their core business and capital strategy. Our mission is to realize the disruptive potential of blockchain and foster its growth and adoption in every aspect of life. For more information, go to https://genesisblockchain.io/.

CREATING A NEW HEALTHCARE: Jerry Gross new podcast!

26 days ago

CREATING A NEW HEALTHCARE
A weekly podcast with Dr. Zeev NeuwirthFor leaders interested in comprehending, connecting with and contributing to the consumer oriented, value based transformation of American Healthcare.

LISTEN ON APPLE DEVICE || LISTEN ON ANDROID DEVICE

Friends & colleagues,The rapidly escalating impact of chronic disease is devastating populations, employers, payers & economies - both in the U.S. and across the globe. The World Health Organization (WHO) projects that, by 2025, chronic disease will make up over 70% of all illness. At the present time, preventable chronic disease is responsible for over 40 million of the 56 million annual deaths worldwide. The WHO has also projected that the global costs of healthcare will more than double between 2015 and 2030 - from $8.4 trillion to $18.3 trillion - with an estimated global productivity loss due to chronic disease, in that time frame, of $47 trillion. This is clearly an unsustainable situation. Our guest this week, Dr. Samir Damani, is trying to solve this problem - of the escalating impact of chronic disease - by using blockchain technology. Dr. Damani brings a depth and breadth to this work by combining his skills as a clinician, researcher, technologist & successful entrepreneur. In 2011, he founded and served as CEO of 'MD Revolution', a gold standard technology-enabled service platform for Medicare's Chronic Care Management program.Dr. Damani's most recent endeavor is MintHealth, a decentralized healthcare platform designed to engage patients in committing to healthful behaviors - somewhat similar to current loyalty programs. An individual signs up on the MintHealth platform and accumulates tokens (aka 'purchasing power') by demonstrating healthful behaviors - anything from listening to educational material, to demonstrating improvements in diabetes, or high blood pressure, or weight. The tokens (called 'Vidamints') can be redeemed for healthful products. The blockchain platform facilitates the loyalty campaign, which is typically sponsored by an individual's employer or insurance company. In this episode, we discuss how MintHealth is addressing the following issues:· Interoperability - the ability to safely and securely move health data between closed electronic medical record systems.· Sustained behavior change - creation of an effective way to engage and empower people in their pursuit of healthful behaviors and optimal health outcomes.· Self-sovereignty - Providing patients with the ability to control and direct their own health data and records.· Economics - Driving down the increasing and unsustainable costs of chronic disease.Dr. Damani and his colleagues are creating a sustainable healthcare marketplace that directly increases healthcare consumers purchasing power through rewarding healthful behaviors and healthy outcomes. Their bold vision and mission is an attempt to solve one of the most significant and challenging problems of our era. To listeners of this podcast it will be abundantly clear that Dr. Damani is a passionate, persistent and purpose-driven leader. It's also abundantly clear that he has his eyes set on winning the long game. I'm not a betting person, but if I were, I would consider placing my tokens on him and MintHealth's success. By the way - if they win, we all win.As always, I hope you get as much out of this interview as I have!
Zeev
LISTEN ON APPLE DEVICE || LISTEN ON ANDROID DEVICE

Hear from our CTO on how we will transform healthcare!!

about 2 months ago

The Path to Transforming Healthcare

How the MintHealth model will improve patient outcomes at lower costs

Written by the Chief Technology Officer of MintHealth, Tyson McDowell

This is the first in a series of discussions on the technology behind MintHealth. This post sets the stage, and subsequent posts will dive into the technical details of each component within. Enjoy!

At MintHealth, we understand that US Healthcare is a complex machine with many players and silos. Each stakeholder has its own entrenched interests and agenda. There isn't true transparency to the cause-and-effect relationship of individual behaviors to the spiraling health cost overall. Furthermore, the inclusion of insurance in the whole system reduces the direct incentive an individual has to truly care about his or her behavior today, which affects cost a year or more into the future.

In our view, the equation for moving to an improved, high-value healthcare system has four components. Action Incentives, Clinically-validated Results, Aggregated Data at the Patient Level, and Reliable User Engagement.

Action Incentives: An Incentive-based Model Using Vidamints (VIDA)

The first component of the MintHealth solution is a direct financial incentive to the individual for behaviors which benefit his or her health. These behaviors, plus provable improvements in health, correlate to the medium and long-term cost implications for those paying for their healthcare (such as insurance companies).

That's a mouthful, but that's the beauty of a token powered by a smart contract: the complex relationship between the patient's action and the insurance costs need not be understood by the patient. All the patient needs to know is healthful actions yield VIDA tokens. And tokens can be redeemed for a myriad of valuable stuff!

From the perspective of the healthcare payer, they need not be concerned with the concept of spending money on something that won't work because unlike generalized population handling, the tokens are only earned by the patients when they complete an action known to connect to improved health, and when improved health is actually attained.

The happy byproduct is an improved quality of life for the patient and a greater ability for healthcare to be more effective at lower cost. All with the simple story of an incentive model backed by a lot of logic.

Clinically-validated Results: Unlocking the Value of Healthful Actions

The second component is validating the changed behaviors of a patient have led to improved outcomes. This substantiation, that a patient has achieved a clinically-validated healthful result, could be something like improved bloodwork.

To accomplish this, we look to the early campaigns our tokens are likely to be targeted at: patients with one or more chronic conditions. Some big needles to move in these populations are movement and diet related, which are reflected in biometrics gleaned from bloodwork and other clinically-administered tests.

MintHealth will gain access to the data streams used to measure these things via token-incented "link to data" offers to patients. Connecting movement data (via Validic, FitBit, and others) or self-reporting a weigh-in results in tokens. Connecting to the patient's health system's portal to automatically link lab results and annual physical metrics are rewarded the same way.

Based upon the confirmation of healthful action per these data streams, MintHealth awards vidamints with the majority released to be redeemed once the clinically-validated results play through. In this way, a patient can earn many tokens, but a large portion will be in a "hold for clinically-validated results" state until clinically-validated results are delivered.

The beneficial consequence of this setup is data will be aggregated with the patient more than with other solutions. Why? We are paying them to do it and those paying for that have much to win by the behaviors proven by that data.

Aggregated Data at the Patient Level: The Self-Sovereign Personal Health Record

There are so many Patient Health Records lying on the cutting-room floor because while nice technology, there was little to no reason for a patient, or a healthcare entity to adopt them. Now there is.

Enter the third component: data security and sharing. This is one of the best applications for blockchain technology! At MintHealth, patients own their data, literally. It goes in their own personal cloud storage offered by third parties such as Microsoft Azure. The keys to their data are held by them and a data liquidity blockchain is enforcing the requirement for user authorization to even view that data.

In this way, patients can be confident that they see their data and nobody else does. And when someone comes knocking at the door of their data, patients see who it is, why they are knocking, and how much token the patients can earn for releasing specific data components to them. They can accept or reject the offer; their data is perfectly secure.

All of this is a perfect setup for a truly self-sovereign patient health record. A record that can serve the digital needs of the data-hungry machine learning health innovation of the future which users will be comfortable and incentivized to opt into. But it all only works if the patients themselves do the actions and are aware of the opportunities.

In order to significantly improve health and health delivery, we must make patient self-sovereignty the cornerstone of a re-engineered system to improve care quality at lower costs. The key to accomplishing this transformation is an aggregation of valid, meaningful and valuable healthcare data with the patient at the patient's perspective.

Reliable User Engagement: Driving Patient Action

What is all this worth if people don't use it? So many good solutions never make a difference thanks to low adoption and low retention driven by systems that are not easily engaged. MintHealth's approach is to meet the eyeballs where they are and in context. We think of this as outbound messaging with the right message, for the right person, at the right moment.

Our system of multichannel, context-aware contact management is key to user adoption of great habits. Facebook messenger, in-app messaging, location-based alerts, user status knowledge such as "at home" or "traveling," SMS, Alexa… the list goes on. Simple messages like "Earn more!" prompted by the complex-in-reality rules of the healthcare system we live in, reduced to an easy to understand value proposition, gives us the best chance to make real changes in people at scale.

The number of and types of things patients can do to be healthy that earn tokens will expand over time, allowing

The number of and types of things patients can do to be healthy that earn tokens will expand over time, allowing the outcomes associated with those actions to promote the most healthful protocols and feedback to the providers of those protocols for continuous improvement. This structure drives continuous improvement to the core of the spiraling health cost problem. Many solutions push a health agenda that is good but don't attack the critical problem of financial sustainability related to healthful action.

Welcome to the proof-of-health revolution!

Check out more articles like this by following this link-->https://medium.com/@Mint_Health/the-path-to-transforming-healthcare-c810aefadae9

May is tech month!

about 2 months ago



This is Tech Month!

Stay tuned for more updates surrounding the underlying technology of MintHealth. We will post interviews and blogs with our tech team- led by CTO Tyson McDowell. Make sure you have joined our Telegram group in the link below, and our newsletter on our website *https://www.minthealth.io/*

Read more at our Medium page about why we're holding a Reg CF.

Invest in the CF now through our StartEngine page

Join The Conversation on the MintHealth Telegram Channel

Recap of StartEngine ICO 2.0 Summit

We recently presented at StartEngine's ICO 2.0 Summit. and made great new contacts and pitched our Security token offering to 1000+ attendees - one of the biggest ICO events LA has ever seen. MintHealth CEO, Dr. Samir Damani, gave a compelling overview of the company and why our model was essential in the new Healthcare Blockchain landscape.

A common theme throughout the program was the importance of creating offerings that are SEC compliant, so they have the longevity and ability to survive the evolving-regulatory environment.

Our novel, dual-token structure was well received for this reason, and created excitement around security tokens being the next frontier. The crowd was also excited about our patient engagement model and attendees related their own experiences to the problems we're solving.

New Video: MIT Enterprise Forum San Diego

Last month, CSO Jerry Gross, took the stage at MIT Enterprise Forum for a panel discussion on how Blockchain will change business. See the full video below.

Find additional video content on our website and YouTube channel.



MIT Enterprise Forum San Diego – March 2018 – Blockchain

MITEF San Diego
March 2018 - Blockchain

Upcoming MintHealth Events

Our May event schedule is subject to change. Please reach out if you're attending and would like to meet up - email info@minthealth.io.

5/12-16 - Blockchain Week NYC + Consensus (Attending)

5/24 - UCSD-IEEE Blockchain Healthcare Workshop **(Speaking)**

5/25 - CryptoCon **(Speaking)**

In case you missed CEO Samir Damani's fireside chat with Dr. Alex Cahana of CryptoOracle, LLC read this recap!

2 months ago

The Three Most Important Things I Learned From Our "Is Blockchain Interested In Healthcare" Conference Call on April 25th



Thank you for dialing in... (Secret Agent Maxwell Smart listening in, from the series 'Get Smart', 1965)

Last Wednesday we had a lively conversation with Ildar Fazulyanov, CEO of JoinWell, a veteran in healthcare, fintech and VC and Samir Damani, clinician and technology entrepreneur, CEO of Mint Health on why and how they developed their CryptoHealth platform.

I learned from them 3 things:

1. Cryptohealth platforms can be very different but also complimentary

Ildar's journey started when he broke his leg abroad in 2015 and did not find easy access to quality care. His dismay from the lack of access and the high cost of care led him and his team to build a platform (he calls"*the airbnb of healthcare*"). It provides a 24/7/365 global network of multilingual doctors and specialists, where patients receive care in their native language wherever they are in the world. By simplifying payment fulfillments and lowering payment risk by adding a health gap insurance, Ildar's vision of a decentralized token economy is projected to lower the costs of unforeseen expenses up to 30% compared to current rates.

Samir's patient-centric solution is different. As a cardiologist he is concerned of the growing chronic disease epidemic. Forty of the 56 million annual global deaths occur from preventable conditions like heart disease, diabetes, stroke and cancer. The medical community spends vast resources battling the complications of these diseases, rather than preventing them. Mint Health's token economics (Proof-of-Health) is based on engaging patients, healthcare providers and payors in a redemption ecosystem.

Both panelists spoke about the inefficiencies, waste and dissatisfaction from the current system. Interestingly, Join Well concentrates on "epistrophic" (episodic and catastrophic) care, while Mint Health is focused on chronic conditions.

2. Cool ideas and Whitepapers are not enough and a Heads-on Disruption won't work

What became clear was that designing and building a CryptoHealth solution from scratch is very difficult. Both CEOs stressed that their strong network and access to technologies and developer teams were critical assets to leverage while building their platforms. Samir spoke about the previous solutions he developed (MD Revolution leverage while building their platforms. Samir spoke about the previous solutions he developed (MD Revolution and Nucleus Health) and how he is leveraging them into MintHealth. Ildar spoke to his vast global network of JoinWell case users he has already secured in the US, China, Korea, Japan and Estonia.

Both spoke at length about the probable changes Blockchain will bring into healthcare and cautioned that a heads-on approach for disruption is not only unlikely, but will be encountered with resistance if strategic partners are not included in early stages. As I wrote before, Healthcare is a multi-stakeholder, friction-full, data-rich, heavily regulated ecosystem with a lot of potential for disruption, however one must take into account it's complexities or to quote the President:

> "'Nobody knew that healthcare could be so complicated'"...(President Donald Trump, February 28, 2017)

3. If we want change we must start spreading the word about CryptoHealth Solutions TODAY

As I mentioned in the invitation to this phone conference, the Crypto-community is not investing in Healthcare (yet). Of the $6B invested in Q1 2018 less than $100MM (1.6%) were invested in cryptohealth compared to almost $3B in VC funding for digital health. When polled, 75% of our listeners said too that: "*VC's are not or not yet interested in investing in cryptohealth*".

For this to change we must engage. If we believe that Blockchain technology can simplify payment transactions, dis-intermediate waste and predatory practices, create secure data liquidity to enhance clinical research and incentive patients into practicing healthy behavior then we must support each other and educate the community at large.

As for what will happen when Healthcare will become 100% crypto, the answer is:



Morgan Freeman does not know what will happen when Healthcare turns 100% Crypto (From Lucy, 2014)
In the meantime please listen to the conference call **here**.

MintHealth: Security Token in Reg CF Increases Tomorrow

2 months ago



MintHealth Security Token in Reg CF Offering Increases Thursday

If following our funding efforts, take note: The price of our MintHealth Security Token in the Reg CF offering will increase this Thursday at 5:30 PST.
The share price will increase from $0.25 to $0.40.

Read more at our Medium page about why we're holding a Reg CF.

Invest in the CF now through our StartEngine page

Join The Conversation on the MintHealth Telegram Channel

Recap of StartEngine ICO 2.0 Summit

We recently presented at StartEngine's ICO 2.0 Summit. and made great new contacts and pitched our Security token offering to 1000+ attendees - one of the biggest ICO events LA has ever seen.
MintHealth CEO, Dr. Samir Damani, gave a compelling overview of the company and why our model was essential in the new Healthcare Blockchain landscape.

A common theme throughout the program was the importance of creating offerings that are SEC compliant, so they have the longevity and ability to survive the evolving-regulatory environment.

Our novel, dual-token structure was well received for this reason, and created excitement around security tokens being the next frontier. The crowd was also excited about our patient engagement model and attendees related their own experiences to the problems we're solving.

New Video: MIT Enterprise Forum San Diego

Last month, CSO Jerry Gross, took the stage at MIT Enterprise Forum for a panel discussion on how Blockchain will change business. See the full video below.

Find additional video content on our website and YouTube channel.



MIT Enterprise Forum San Diego – March 2018 – Blockchain

Upcoming MintHealth Events

Our May event schedule is subject to change. Please reach out if you're attending and would like to meet up - email info@minthealth.io.

5/12-16 - Blockchain Week NYC + Consensus (Attending)

5/12-16 - Blockchain Week NYC + Consensus (Attending)

5/24 - UCSD-IEEE Blockchain Healthcare Workshop (Speaking)

5/25 - CryptoCon (Speaking)

Conference call with MintHealth and JoinWell— April 25th 12pm–1pm PST

3 months ago

https://zoom.us/webinar/register/WN_s_DdYCnVQZeopascqPEd8Q

Is Blockchain Interested In Healthcare?

Written by Dr. Alex Cahana: Veteran, Philosopher, Physician who lived 4 lives in 1. Conceptualist, Crypto Enthusiast, Advisor for HealthCare Leaders and Entrepreneurs. alex@cryptooracle.io

Of the almost $6B infused into the ICO market in 2018, only $90MM was into Healthcare (1.6%), despite over 100 CryptoHealth solutions listed.


ICOs by Category 2018
Communications 33.6% ($1,819,953,600)
Finance 14.8% ($799,701,539)
Trading & Investing 11.6% ($627,077,136)
Gaming & VR 7.9% ($429,457,213)
Commerce & Advertising 5.6% ($301,997,500)
Payments 4.8% ($262,025,329)
Infrastructure 3.5% ($190,628,000)
Machine Learning & AI 2.8% ($149,931,776)
Energy & Utilities 1.9% ($101,500,000)
Mining 1.8% ($100,000,000)
Supply & Logistics 1.7% ($90,166,668)
Drugs & Healthcare 1.6% ($89,178,011)
Data Storage 1.4% ($73,700,000)
Privacy & Security 1.2% ($66,793,221)
Social Network 1.1% ($60,057,000)
Data Analytics 1.1% ($57,017,078)
Compliance & Security 1.0% ($51,678,101)
Art & Music 0.6% ($32,100,000)
1/2

Coin Schedule (accessed 4.14.18)

At the same time $2.9B venture capital funded 191 Digital Medicinecompanies trying to disrupt the $5.7T U.S Healthcare Industry (2026 projection).

Why is this? Is the Crypto market not interested in Healthcare or are the CryptoHealth solutions still not robust enough for investment?


156
286
476
650
601
561
668
833
191
$1.2B
$2.0B
$2.3B
$2.9B
$7.2B
$6.2B
$8.2B
$11.7B
$2.8B (YTD)
$540M
$606M
$1.4B
$1.1B
$2.2B
$2.8B
$2.8B
2010
2011
2012
2013
2014
2015
2016
2017
2018 (YTD)
Q1
Q2
Q3
Q4
Deal Count

VC funding Q1 2018 in Digital Health (RockHealth 2018)

To answer these questions and many more, on April 25th from 12pm-1pm PST CryptoOracle will host an important and timely discussion between Ildar Fazulyanov, CEO of JoinWell, a veteran in healthcare, fintech and VC; and Samir Damani, clinician and technology entrepreneur, CEO of Mint Health; who will share with the audience why and how they developed their CryptoHealth solution.

We will talk about the role that Blockchain technology has in disrupting the current Healthcare Industry business model and how can we get patients, healthcare professionals and institutions to use these applications.

This call is for everyone and anyone interested in Healthcare, Blockchain, Decentralized Economies and thinking about an ICO or investing in ICOs.

As I've written before, creating a CryptoHealth Solution is not easy and Ildar's and Samir's success is worth hearing.

We'll leave plenty of time at the end for questions from the audience.

Click Here to register for the conference call on Zoom

There will be a recording and summary posted after the call

Meet our CEO, Samir Damani!

3 months ago


MintHealth CEO Samir Damani Q & A

MintHealth Q&A: Meet our New CTO, Tyson McDowell

3 months ago

We're thrilled that Tyson McDowell has joined MintHealth as CTO to lead our technology and development teams. Check out the announcement here. We sat down with Tyson to hear why he's so excited about blockchain, and after almost two decades in the healthcare industry, why he believes MintHealth is on the cusp of remarkable changes.

What about your experience makes you the best person for this position?

Most of my experience, as both a CTO and a CEO, has been working directly to optimize processes within the US healthcare system. And as technology has evolved, I've helped drive transformation in the industry all the way from data integration to machine learning applications that help maximize staffing and care. I watched healthcare shift from fee-for-service independent providers to large integrated population health management organizations, and watched tech transform from the basic HTML web applications to fully distributed, intelligent, highly persuasive human/technology partnership solutions. This experience has brought me to today and my belief that the greatest application of technology is to use it to drive human behaviors. If we can use technology to drive positive behaviors, that will have the greatest impact on the health system yet. I've built and operated almost all of the necessary pieces for such a system at some point in my career, and sold to and served almost every stakeholder in this value chain, so I am lucky to have my passion aligned with my experience and access to market.

What do you find especially interesting about MintHealth?

Simply put, their approach as I see it has the potential to address an issue that the industry has been struggling with for decades. The healthcare cost problem is a complex issue. There is ever-changing knowledge about what works to move the needle on healthcare cost and life quality. The individual is very disconnected from these processes and decisions, so while good intentions can be had by a person, they are still likely to do actions and consume things that at best, aren't the most valuable thing they could be doing, and at worst, actually make matters worse. Thanks to Minthealth's concept of a currency that is immutably tied to real actions and clinically-validated outcomes, the user experience can be as simple as "follow-the-yellow-brick-road." So Minthealth's reward token, Vidamints, can sate the human need for immediate gratification, but also the human need for long term gratification as the coin pays out for ultimate result-attainment. It's easy to explain to users, and the coin is implicitly "healthy" for that, specific person. I'm excited because I actually can visualize healthcare consumers (and that's really all of us) en-masse will follow the path the coin lays out, and I know our team will ensure that each coin is aligned with something that will actually move the needles of health cost and life quality. It's our passion, and therefore we will be tenacious at making good on this promise.

Why are you excited to join?

The team, and the problem they're solving. As I said, I've been around a lot of blocks in my time, in tech, healthcare, and elsewhere. This is a many-dimensional problem that requires knowledge of truth in every one, and to work with a team that has such strong knowledge yet enjoy working together is not an opportunity I wanted to miss. This team's depth in healthcare, tech, crypto, legal, business strategy, shareholder value optimization (which is now token-holder value optimization) is second to none, and we fundamentally enjoy each-other. If a team likes running together, they are certain to last, and therefore succeed, and therefore win.

Why do you think MintHealth is uniquely positioned to have a significant impact on chronic disease prevention and management?

Our ability to align patients, even unknowingly, with their most critical risk factors according to the entities who pay for their health, is our core differentiation, and what will ensure our success. Healthcare experts know what an individual should do to move the needle, but individuals rarely do those things. It's not a lack of knowledge of what to do, it's a lack of ability to drive the person to do them, consistently, throughout their daily life. Our token, and experience in getting the right message to the right person at the right moment, gives us the best chance of anyone to make transformational traction with individuals in measurably reducing the cost of the whole. That, coupled with our deep integration with real, clinically validated healthcare data that health institutions trust, means our data will be highly effective at driving the next generation of knowledge on disease prevention and management.

What are your thoughts about the blockchain and a token incentive approach?

Blockchain can replace trust. Maybe that sounds skeptical but healthcare institutions and consumers don't really trust each other when it comes to Patient Health Data, and as a result, very little data gets to come together so that meaningful machine, or even human analysis can be done. This has been a stumbling block for progress for a long time. The more data aggregates at the individual level, the smarter our system is at knowing that exact next thing at that exact right time to drive the individual to do. And with a token, that user doesn't need to understand the complex reasons about why that token is available to them just then, and for just that, and why it is valued as it is at that moment. They need only know that they can do x and will get y token. The user experience is simple, and the token embodies all of the knowledge we have gained, and will continue to gain, about connecting that behavior to these very big and complex results of health cost and life quality.

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Matthew Foster a month ago
Hi Courtney - just invested. Sent Jerry a note through the minthealth website as well. Looking forward to hearing from you guys!
Cheers,

Matt

> **Courtney Hooton** **Minthealth - Issuer** a month ago
> Thanks Matt! I have passed your note along to Jerry, so you should be hearing from him soon!

Javona Hines 2 months ago
Hello Courtney,

Thanks for getting back to me about the $0.40 per share increase, but it would help me and others to have a specific date, so there's no confusion.

For example, I'd prefer a month, day and year (MM/DD/YY), verses "last Thursday". That still left it pretty vague for me even though I "favorite" this campaign and didn't get a notification about your response.

I'm only finding out about the increase now because I came back to your campaign page today. (Monday, May 21, 2018)

So can you clarify the month, day and year the share price increased to $0.40 a share, and the month, day and year it will end, before a final price increases to $0.80 a share?

Thank you.

> **Courtney Hooton** **Minthealth - Issuer** 2 months ago
> Hi Javona,
>
> Thank you for your interest in the project. The price increase to $.40 happened on the 3rd of May. The price will go up again on the 3rd of June. That will be the final price increase to $.80. Please let me know of any other questions. Join our telegram group and subscribe to our newsletter (join at minthealth.io) to stay up to date on items such as the price increase: https://t.me/MintHealth

---

Steven Thompson 2 months ago
My interest in this group is prompted by this article from the New Yorker:
https://www.newyorker.com/magazine/2017/12/18/estonia-the-digital-republic
The potential of the Blockchain is already being demonstrated in Estonia.

Chris Esty 2 months ago
Who will answer Javona Hines question? Any company that doesn't answer questions is not worthy of my investment.

> **Courtney Hooton** **Minthealth - Issuer** 2 months ago
> Hi Chris, the price increased EOD last Thursday. The next increase will take place 30 days from then.

Larry Goldsmith 2 months ago
I am trying to do the basic math, the company is pre-revenue, with a 600K burn rate, and 200K in cash with a 300K note due in a few months. The pre-money valuation is over $37M. ? The valuation should be 5-10M max - come on guys , what am I missing?

> **Courtney Hooton** **Minthealth - Issuer** 2 months ago
> Hello Larry,
>
> Thank you for your question and sorry for the delayed response, not sure what you mean by a $600K burn rate. We are currently spending well under $100k per month until we get the next rounds of funding into Minthealth. The notes are with our majority shareholder and maturity dates can be renegotiated based on the timing of funding. We are currently raising a much larger round of money under a Reg D 506 (C) offering (for accredited investors) and that will be combined with this raise to provide the needed funding to get us to the next milestones and pilots.
>
> The $37m is a post money valuation and assumes all tokens are issued at the full selling price $0.80. Currently, the implied valuation on these shares at the current price of $0.40 is $18.4, at our previous $0.25 the valuation was around the $10m. Our valuation is based on an analysis of the market potential and the scalability of our solution once completed. We believe the valuation after we finish the proof of concept and have active pilots will be significant higher.
>
> Again, we appreciate your time review our project.

Javona Hines 2 months ago
What date, does the $0.40 per share for the next 30 days actually begin? Thank you.

> **Courtney Hooton** **Minthealth - Issuer** 2 months ago
> Hi Javona, the price increased EOD last Thursday. The next increase will take place 30 days from then.

---

lance troh 3 months ago
Hello,

A random question. Was the selection of self-insured companies a risk-management strategy or a long-term growth strategy knowing that many firms (mostly PPOs) are in self-insured plans?

Hint* I do prefer self-insured health plans.

> **Courtney Hooton** **Minthealth - Issuer** 2 months ago
> Self-insured employers are what we call "at-risk" entities. These are companies that may use a third party administrator (TPA) to administer their PPO, HMO, etc, but ultimately the employer is the one that takes on the risk for paying for the healthcare of their employees.
>
> Typically about 5% of employees drive nearly 50% of the healthcare costs of a

company. Accordingly, vidamints would be leveraged by self-insured employers to incentive proven behaviors know to reduce cost. Through our platform-as-a-service model (PaaS), we would blockchain and vidamint enable existing employee programs focused on those employees driving the cost increases that are crippling employers today and which are unsustainable.

The idea is that every $1 spend on Vidamints would result in a 3-5x ROI for those employers through incentivizing high-risk employee pools. Accordingly, this will drive further sale of Vidamints that individual employer. Given that every company in the nation is facing rapidly escalating health care costs due to patients with chronic conditions, our strategy around targeting self-insured employers is very much a growth strategy.



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VIDEO TRANSCRIPT (Exhibit D)

Video 1

At MintHealth, we believe it's crucial to give patients ownership and control over their healthcare data and empower them to set permissions of who can access what and when. Let's look at an example:

Mary, suffers from high blood pressure. She is on her way to see her primary-care doctor for her annual check-up.
At the doctor's office, Mary launches the MintHealth app, and taps a button to share her health data with her doctor. Dr Jones presents her with the QR code that identifies the public key for the MintHealth ID of his clinic. The MintHealth app uses the key to create an Access Control Record with an Ethereum Smart Contract, providing the Doctor with access to Mary's existing data. Dr. Jones' system recognizes that a data authorization is available, and automatically uses his clinic's private key to provide cryptographic authentication to the storage retrieval service. Through an integration between MintHealth and his electronic health record system, Dr Jones also enables sharing with Mary. With scan of her QR code, Mary is able to access all of her clinical information in the MintHealth app and consolidate it within her individual, secure cloud storage. Mary's health information then syncs with existing data so it's available for her next visit. Months later, Mary experiences shortness of breath and blood pressure that prompts a visit to her cardiologist, Dr Smith. Through a smart contract on the blockchain, Mary adds permissions that allow Dr Smith to instantly access her echocardiographic heart images and her home blood pressure readings from the minthealth app. This eliminates the need for reordering diagnostic tests that have already been performed and enables informed decision making that allow Dr Smith to adjust Mary's blood pressure medicines form once a day to twice a day dosing, which minimizes her existing blood pressure spikes. Throughout the process of data sharing between providers, the blockchain serves as an immutable ledger, tracking permissions assigned through the app and serving as an audit trail to ensure that health records are being viewed appropriately. Additionally, the security of blockchain combined with encryption technology keeps Mary's data safe. www.minthealth.io

Video 2

MintHealth… a blockchain solution to a healthcare crisis.Preventable chronic conditions like diabetes, cardiovascular diseases and cancer are responsible for more than 7 out of every 10 deaths globally.Modifiable behaviors including tobacco use, poor nutrition, obesity, high blood pressure ,and sedentary activities represent the majority of the risk for developing and dying from chronic diseases.Despite this fact, we spend trillions of dollars a year treating the complications of disease versus using technology to better engage patients to proactively manage and prevent these conditions. The result? Healthcare costs for developed and developing nations are spiraling out of control.pages 21-25:The major contributors to our global healthcare crisis include the fact that 1) patient records are currently locked within data silos, making it difficult to properly arm and inform patients about their diseases; and 2) patients are not incentivized to follow healthy behaviors and their doctor's orders.Pages 26-39MintHealth is leveraging blockchain technology to change all of this by empowering the patient with a global, holistic record of their medical and behavioral data – giving them a self-sovereign health

identity they can use to control and seamlessly share with doctors, hospitals, urgent care, friends and family in a secure manner. Now, imagine unlocking the power of that unified health data by combining it with a platform to encourage healthy patient behavior. Introducing the MintHealth smart phone app ... engaging patients with daily – and highly personalized – reminders and healthy activities that drive awareness and behavioral change through doctor guidance, social support and gamification. That's where the vidamint TM token comes in. vidamint™ rewards and incentivizes patients for completing healthy behaviors – doing the things that make them healthier. The result is MintHealth and vidamint TM – a self-sovereign and secure health

record, which, combined with a unique token incentive model, empowers the patient to take a proactive approach to improving their health. Click the link below to learn more!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 03/09/2018
FILED 02:19 PM 03/09/2018
SR 20181823101 - File Number 6536278

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of MintHealth Inc resolutions were duly adopted setting forth a proposed second amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "**4 (Fourth)**" so that, as amended, said Article shall be and read as follows:

ARTICLE 4

Section 1. Number of Authorized Shares. The total number of shares of stock that the Corporation shall have the authority to issue shall be One Hundred Million (100,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated "Class A Common Stock" and "Token Class Stock." The Corporation shall be authorized to issue Ten Million (10,000,000) shares of Class A Common Stock, each share to have a par value of $.001 per share, and Ninety Million (90,000,000) shares of Token Class Stock, each share to have a par value of $.001 per share.

Section 2. Class A Common Stock. The Board of Directors of the Corporation may authorize the issuance of shares of Class A Common Stock from time to time. The Corporation may reissue shares of Class A Common Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. All shares issued and outstanding prior to the Certificate of Amendment to the Certificate of Incorporation are hereby deemed shares of Class A Common Stock.

Section 3. Token Class Stock. The Board of Directors of the Corporation may by resolution authorize the issuance of shares of Token Class Stock from time to time in one or more series. The Corporation may reissue shares of Token Class Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. The Board of Directors is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Token Class Stock may be entitled

to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Token Class Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding.

Section 4. <u>Dividends and Distributions of Class A Common Stock.</u> Subject to the preferences applicable to Token Class Stock outstanding at any time, the holders of shares of Class A Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

Section 5. <u>Dividends and Distributions of Token Class Stock.</u> The holders of Token Class Stock shall be entitled to receive a dividend as may be declared by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor as set forth herein (the "Token Class Dividend"). On the first business day of each calendar quarter after the first paid sale of a Vidamint token, each holder of Token Class Stock shall be entitled to receive a dividend based on the number of Token Class Stock issued and outstanding on that date, of an aggregate amount which equals 10% of quarterly net revenue from the sale of Vidamint tokens during the prior quarter ("Vidamint Net Revenue"). Vidamint Net Revenue shall be calculated as gross revenue from the sale of Vidamint tokens, less returns, exchanges, discounts, and applicable allowances and any costs and/or transaction fees related to such distribution as determined by the Corporation in its sole discretion. The Token Class Dividend is further subject to the following conditions:

A. The distribution of funds derived from Vidamint Net Revenue for any given quarter is subject to Section 170(a) of Delaware General Corporation Law, which requires dividends to be declared out of: (i) surplus, which is the excess of net assets over the Corporation's capital, or (ii) net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In the event that the payment of a Token Class Dividend is in excess of the funds available to make a distribution under Section 170(a) of Delaware General Corporation Law ("Available Funds"), the aggregate Token Class Dividend shall be reduced to an amount equal to the Available Funds.

B. For the avoidance of doubt, each Token Class Stock holder's right to the pro rata distribution of a Vidamint Token Dividend for any given quarter is subject to an individual minimum distribution requirement for the respective quarter equal to the costs and/or transaction fees required to be paid with respect to the transfer of funds to such holder. In any quarter during which the total Token Class Dividend payable to an individual Token Class Stock holder is less than the amount of costs and/or transaction fees relating to such transfer, no distribution will be made to that individual Token Class Stock holder.

C. At the sole discretion of the Board, the Token Class Dividend may be paid in Ethereum cryptocurrency ("Ether" or "ETH") at the conversion price reported by Coinbase GDAX at or approximately 9:00 a.m. Pacific Time on the day the Token Class Dividend is declared.

D. Any amounts that would have been paid to holders of Token Class Stock, if not for these conditions, will not be distributed during the applicable calendar quarter but will be added to the Token Class Dividend, if any, from the next consecutive quarter and, subject to these conditions, paid in the next consecutive year.

Section 6. <u>Voting Rights.</u> Each share of Class A Common Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Corporation. Shares of Token Class Stock have no voting rights except as otherwise provided by the General Corporation Law of the State of Delaware.

Section 7. <u>Liquidation Rights.</u> Upon liquidation, dissolution, or winding-up of the Corporation, the holders of Class A Common Stock and Token Class Stock shall be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding Token Class Stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of stock voting separately as a class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this <u>8th day of March, 2018.</u>

By: _____
Authorized Officer

Title: <u>Director and President</u>

Name: <u>Vishal Verma</u>
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